As Filed with the Securities and Exchange Commission on August 2 , 2010
________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
on
FORM 10 /A

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES ACT OF 1934

IDEAL FINANCIAL SOLUTIONS, INC.
(Exact name of registrant as specified in its charter)

Nevada	33-0999642
(State or other jurisdiction of incorporation or organization)	I.R.S. Employer Identification No.

Ideal Financial Solutions 5940 S. Rainbow Blvd., Suite 3010 Las Vegas, Nevada, 89119
(Address of principal executive offices & zip code)

(801) 302-2251
(Registrant’s telephone number including area code)

Securities to be registered under Section 12(b) of the Act:  N/A

Securities to be registered under Section 12(g) of the Act: Common Stock, par value $0.001

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

[ ] Large Accelerated filer	[ ] Accelerated filer
[ ] Non-accelerated filer	[X] Smaller reporting company

PART I

Forward-Looking Statements

This Form 10 contains statements that constitute forward-looking statements.  Such statements can be identified by the use of the forward-looking words “anticipate,” “estimate,” “project,” “likely,” “believe,” “intend” or “expect” or similar words.  When considering such forward-looking statements, you should keep in mind the risk factors noted in “Risk Factors” in Part I, Item 1A and other cautionary statements throughout this Form 10.  You should also keep in mind that all forward-looking statements are based on management’s existing beliefs about present and future events outside of management’s control and on assumptions that may prove to be incorrect.

We assert an unregistered trademark interest in, and expect to apply to register, the trademark “Ideal Financial SolutionsTM”.  All other trademarks and service marks appearing in this prospectus are the property of their respective holders.

Item 1.   Description of Business

Overview

Ideal Financial Solutions, Inc. (“we”, “us”, the “Company” or “Ideal”) provides a suite of online, subscription–based software solutions for debt elimination, cash management, bill payment and wealth creation.  In addition, these programs come with debt reduction coaching and customer service.

Our principal product is our Cashflow Management Tool, which has two components.  The principal component subscribed for by most customers is a debt management and reduction software called iDebtManager. iDebtManager is a web-based application used by customers to organize a debt payment plan.  The second add-on component is called iBillManager, which interfaces with a third-party, electronic bill-payment system called Metavante (recently acquired by Fidelity), which uses electronic debit transactions to automate all bill payments for customers.

Our iDebtManager and iBillManager provide the online tools that make financial success a reality by making it automatic. iDebtManager automates the way consumers receive and pay bills to effectively accelerate the elimination of all non-asset building debt and manage cash flow.  iBillManager provides discipline, structure, convenience and controlled automation of transactional financial management.  Together, iBillManager and iDebtManager provide seamless automation of Ideal’s core Cashflow Management Tool.

After customers complete their personalized CashFlow Analysis, their plan results will be automatically downloaded into an online iDebtManager Account.  Each month their iDebtManager Account provides an updated description of all payments required to maximize their CashFlow Management Plan.  With easy online access, customers can add or delete creditors from their plan at anytime.

Market Opportunity

Statistics published by the Federal Reserve as of December 31, 2009 indicate that the total amount of consumer debt outstanding remained fairly steady in 2009, at nearly $2.5 trillion dollars.  Accordingly to the Federal Reserve, as of November 2009 roughly 36%, or $900 billion, of this consumer debt was revolving credit, which is credit that is repeatedly available as periodic repayments are made. The most common type of revolving credit is a credit card debt.  According to Money-Zine.com, American’s carried approximately $886 billion in credit card debt in 2009, and that number is expected to grow to a projected $1,177 billion by the year 2010.

Following the recent economic downturn, this debt load has forced many Americans into bankruptcy.  According to a June 8, 2009 news release by the U.S. Courts, there were 1,202,503 bankruptcy filings in the one-year period ended March 31, 2009, up 33.3 percent over the prior year.

With job growth expected to be slow coming out of this recession and debt remaining high, we anticipate that many people will be seeking assistance managing their existing debt, and avoiding unnecessary additional debt.  Our mission and business is to provide consumers with solutions to help eliminate existing debt and strategies to avoid unnecessary debt in the future.

Marketing and Distribution

We partner with online marketing companies and drive direct traffic through Google Adwords, email marketing and other cost per acquisition (CPA) campaigns that provide leads and customers. Leads are directed to websites such as www.ibuildwealthclub.com, with services being fulfilled through outsourced call centers; then after a free trial, one-time and residual subscription fees are charged through a credit card.

We primarily distribute our products and services through our website and through direct mail compact discs.

Competition

We are in the business of providing software-based debt management, bill payment and financial management solutions.  We believe that our principal competitors include mint.com, youneedabudget.com and mvelopes.com.   We also compete to some extent with numerous nonprofit or for-profit debt consolidation services and well as financial advisers.  The market for our products and services is highly competitive.  Especially in light of the recent recession, the debt management business is evolving and growing, and companies are continually introducing new products and services.

We compete with other software-based solutions on the features and effectiveness of our product offerings, price, customer service, name recognition and the effectiveness of our automatic bill payments system. Our relative strengths and weaknesses vary on a competitor-by-competitor basis. In general, our relative strengths include the ease of use and effectiveness of our automatic bill payment system, and our relative weaknesses include our lack of name recognition in the market place.

Many of our existing and potential competitors have longer operating histories, greater financial strength and more recognized brands in the industry. These competitors may be able to attract customers more easily because of their financial resources and awareness in the market. Our larger competitors can also devote substantially more resources to business development and may adopt more aggressive pricing policies.  To compete with these companies, we rely primarily on Internet marketing including pay-per-click advertising on Google, email marketing, search engine optimization and strategic marketing partners.

Dependence on a Concentrated Number of Customers

We have many thousands of customers and are not reliant upon any single customer or group of major customers.  During our most recent fiscal year, no customer accounted for more than 1% of our revenue.

During the first eight months of 2009, 83% of our new client revenue was the result of customers referred to us by ALM, a marketing partner.  In August 2009, this lead provider ceased providing leads to the Company.   During the first quarter of 2010, over 82% of our new client revenue was the result of customers referred to us by XM Brands, a marketing partner.  Our relationship with this partner was terminated in April 2010.

We have entered into agreements with other lead providers and entered into cost per acquisition arrangements, upon which we may become substantially dependent upon in the future.  Our relationships with lead providers have historically been unstable and, as a result, our revenue may increase or decrease significantly for period-to-period as a result of the addition or loss of a significant lead provider.  Our dependence on third-party referral sources for new customers creates a risk that the termination of such relationship will lead to a significant reduction in revenues and revenue growth.

Intellectual Property

Proprietary Intellectual Property.  None of our products or services is subject to any patents, patent applications or registered copyrights.  We believe that our primary software application, Cashflow Management Tool, is protected by common law copyrights; however, to protect our Cashflow Management Tool software and other innovations, we rely principally on trade secret and contract law in the United States to protect our proprietary rights. We generally enter into confidentiality agreements, “work-made-for-hire” contracts and intellectual property licenses with our employees, consultants and corporate partners, respectively, as part of our efforts to control access to and distribution of our technologies, content and other proprietary information.  We also do not grant to our customers rights to access our software source code. These agreements and our policies are intended to protect our intellectual property, but we cannot assure that these agreements or the other steps we have taken to protect our intellectual property will be sufficient to prevent theft, unauthorized use or unauthorized disclosure. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, our efforts may not be sufficient or successful. It may be possible that some of our innovations may not be protectable. If third parties were to use or otherwise misappropriate our source code, other copyright materials, trademarks, service marks or other proprietary rights without our consent or approval, our competitive position could be harmed, or we could become involved in costly and distracting litigation to enforce our rights.

We have not registered any trademarks with the U.S. Patent and Trademark Office or filed any application for the registration of the trademarks.

Licensed Intellectual Property.  The iBillManager component of our Cashflow Management Tool interfaces with a third-party, electronic bill-payment system licensed from Metavante, Metavante was recently acquired by Fidelity.  The services agreement pursuant to which we offer iBillManager is subject to termination by either party upon 90 days advanced notice at the end of each annual renewal of the agreement.  If Metavante were to terminate, or decline to renew, such agreement, we believe that we could identify a suitable replacement service; however, we may not be able to acquire and integrate such replacement service on a timely basis and such service may not including identical features and may have less favorable pricing.

Government Regulation

Other than business license requirements, laws and regulations applicable to substantially all entities in the jurisdictions in which we operate, we do not need any material government approvals in connection with our businesses and are not subject to material government regulation.

Research and Development

The Company spent $3,000 on research and development during 2009 and $8,000 on research and development during 2008, none of which was funded by customers.

Environmental Laws

We do not used hazardous substances in our operations and have not incurred, and do not expect to incur, material costs associated with compliance with environmental laws at the federal, state and local levels.

Employees

The Company employs eight full-time employees, of which five work in management and three are administrative.  The Company has one part-time, administrative employee.

Item 1A.  Risk Factors

Investing in our Common Stock involves a high degree of risk. You should carefully consider the risks described below, and all of the other information set forth in this Form 10 before deciding to invest in shares of our Common Stock.  In addition to historical information, the information in this Form 10 contains forward-looking statements about our future business and performance.  Our actual operating results and financial performance may be different from what we expect as of the date of this Form 10.  The risks described in this Form 10 represent the risks that management has identified and determined to be material to our company.  Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial, may also materially harm our business operations and financial condition.

Our operating results have fluctuated significantly in the past and will continue to fluctuate in the future, which could cause our stock price to decline.

Our operating results have fluctuated significantly in the past, and we believe that they will continue to fluctuate in the future, due to a number of factors, many of which are beyond our control.  Factors that may affect our operating results include the following:

•	additions and losses of customers;
•	additions or losses of marketing and referral partners , or changes in the number or quality of clients referred by continuing marketing and referral partners;
•	our ability to enhance our services and products with new and better functionality;
•	costs associated with obtaining new customers, improving our products and expanding our management team and number of advisors;
•	new product announcements or introductions or changes in pricing by our competitors;
•	technology and intellectual property issues associated with our products; and
•	general economic trends, including the level of concern by the general public about debt and debt reduction.

If in future periods our operating results do not meet the expectations of investors, our Common Stock price may fall.

We may be unable to raise capital needed to pay current liabilities or for operations going forward or may be required to pay a high price for capital.  Due to our large working capital deficit of $1,407,776, we may not have enough capital to fund operations.

As of March 31, 2010, our current liabilities exceeded our current assets by $1,407,776.  We may need as much as $1 million from operations or financing in order to pay obligations and continue operations.  We also expect our general and operating expenses to increase by approximately $150,000 in 2010 as we become subject to the public company reporting requires, and we expect that amount to increase significantly in 2011 as we become subject to certain internal control requirements.

If cash generated from operations does not increase as expected, or we experience unexpected increases in expenses, we will likely need to raise additional capital.  We may not be able to raise the additional capital needed or may be required to pay a high price for capital.  Factors affecting the availability and price of capital may include the following:

•	the availability and cost of capital generally;
•	our financial results;
•	the experience and reputation of our management team;
•	market interest, or lack of interest, in our industry and business plan;
•	the price and trading volume of, and volatility in, the market for our Common Stock;
•	our ongoing success, or failure, in executing our business plan;
•	the amount of our capital needs; and
•	the amount of debt, options, warrants and convertible securities we have outstanding.

We may be unable to meet our current or future obligations or to adequately exploit existing or future opportunities if we cannot raise sufficient capital, which in the long run may lead to a contraction of our business and losses.

We are dependent on a concentrated number of referral sources, and a material reduction of new referrals from any of our significant referral sources would harm our financial results.  The relationship with our biggest lead provider, which accounted for 83% of our new client revenue during the first eight months of 2009, was terminated in 2009, as was a separate relationship that account for over 90% of our revenue in the first quarter of 2010.

Historically, a significant portion of our revenues has been referred through a limited number of lead providers.   In August 2009, our relationship with a lead provider that had referred to us customers accounting for 83% of our new client revenue during the first eight months of 2009 terminated.   In April, 2010, our relationship with a lead provider that had referred to us customers accounting for over 90% of our new client revenue in the first quarter of 2010 was terminated.   On average, we lose approximately 20% of our new customers per month and retain only about 20% of new customers longer than five months.  As a result, the termination of this relationship is expected to lead to a decline in the growth rate, and possible a decline in revenue in 2010.

We have entered into agreements with other lead providers and entered into cost per acquisition arrangements, upon which we may become substantially dependent upon in the future.  Our relationships with lead providers have historically been unstable and, as a result, our revenue may increase or decrease significantly for period-to-period as a result of the addition or loss of a significant lead provider.  Our dependence on third-party referral sources for new customers creates a risk that the termination of such relationship will lead to a significant reduction in revenues and revenue growth.

If we fail to differentiate ourselves in the marketplace and develop our brand recognition or otherwise compete our revenues and profitability will be impaired.

We are in the business of providing software-based debt management, bill payment and financial management solutions.  We believe that our principal competitors include mint.com, youneedabudget.com and mvelopes.com.   We also compete to some extent with numerous nonprofit or for-profit debt consolidation services and well as financial advisers.  The market for our products and services is highly competitive.  Especially in light of the recent recession, the debt management business is evolving and growing rapidly, and companies are continually introducing new products and services.

We compete with other software-based solutions on the features and effectiveness of our product offerings, price, customer service and the effectiveness of our automatic bill payments system. In general, our primary weakness is our lack of name recognition in the market place.   Many of our existing and potential competitors have longer operating histories, greater financial strength and more recognized brands in the industry. These competitors may be able to attract customers more easily because of their financial resources and awareness in the market. Our larger competitors can also devote substantially more resources to business development and may adopt more aggressive pricing policies.  The profitability of our business depends upon our continuing to attract new customers, while retaining existing subscribers.  If we are unable to strengthen our brand, differentiate ourselves in the marketplace and otherwise compete with the numerous competitors in our market place, our growth may slow and/or we may begin contracting and experiencing net losses.

Our business has benefitted from the recent economic downturn and may be harmed by a recovery.

The recent recession, together with the tightening of lending standards, caused many consumers to experience cash flow difficulties and become more aware of the risks of significant borrowing.  These negative economic experiences, and a general interest in debt reduction and conservative cash flow management, have led to significant growth in our business over the last two years.  As the U.S. economy recovers, consumers may lose interest in cash management and reduction of debt, which could lead to slower growth in customers and even an overall net loss in the number of customers.  If this occurs, we will likely experience decreasing revenues and increasing net losses.

We are dependent on a third party to provide certain software that is integral to our iBillManager offering.

The iBillManager component of our Cashflow Management Tool interfaces with a third-party, electronic bill-payment system licensed from Metavante (recently acquired by Fidelity). The services agreement pursuant to which we offer iBillManager is subject to termination by either party upon 90 days advanced notice at the end of each annual renewal of the agreement. Without such services, we may not be able to continue to offer the iBillManager portion of our Cash Management Tool, which may disrupt our service, lead to the loss of customers and harm our business.

Our operations are subject to potential disruption from system failure and security risks that could lead to a loss of customers and harm our business.

Our Cash Management Tool is hosted on our internet website, rather than customers’ computers, and is utilized by our customers through the Internet.   Our ability to operate is dependent upon our ability to protect our website and network against interruptions, damages and other events that may harm our ability to provide services to our customers on a short-term or long-term basis and may lead to lawsuits, customer losses, liabilities and harm to our reputation. We may not have in place adequate quality assurance procedures or may fail to detect inadequacies until problems arise. If we are unable to identify problems on a timely basis, we could experience a loss of revenues and market share, damage to our reputation, increased expenses and legal actions by our customers.

Interruptions in service, transmissions of viruses and other problems arising from one of, or a combination of, a natural disaster, power outage, unauthorized access, computer virus, equipment, software or system failure or other disruption could result in, among other things, significant repair and recovery expenses and extensive customer losses and otherwise lead to a decrease of revenues, increase in expenses or adverse affect on our business, financial condition and results of operations.

In addition, financial and other personal information of our customers resides on servers we control.  Despite precautions, unauthorized third parties may gain access to our customers’ personal and financial information as a result of lapses in security measures implemented by our internet provider or by our company, or as a result of a intentional wrongdoing by employees of our company.  If such unauthorized access occurs, the consequences to us and our business would be severe.  These may include, for example, lawsuits by customers, expenses associated with required and recommended remedial action, legal or other action by governments and loss of reputation and customers, any of which would harm our business and financial condition.

We intend to expand our operations and increase our expenditures in an effort to grow our business. If we are unable to achieve or manage significant growth and expansion, operating results will suffer.

In order to successfully implement our business strategy, we must achieve substantial growth in our customer base through additional sales.  We may not achieve such growth, despite significant expenditures for marketing. If achieved, significant growth would place increased demands on our management, accounting systems, infrastructure and systems of financial and internal controls.   Rapid growth would also require an increase in the capacity, efficiency and accuracy of our billing and customer support systems. This would require an increase in the number of our personnel, particularly within customer service and technical support. Because of competition for employees and difficulties inherent in hiring, retaining and training large numbers of service and support personnel in a short period of time, we may be short staffed at times or be staffed with relatively inexperienced personnel. Our labor, administrative, professional fees and other costs may also increase. Any failure to expand our technical and personnel infrastructure with our business could lead to a decline in the quality of our sales, marketing, service, or other aspects of our business and lead to a long-term decline in revenue.

If we are unable to keep up with evolving industry standards and changing user needs, our business is likely to suffer, and we may need to deploy significant company resources to keep up with evolving industry standards and changing user needs.

The products in our cashflow management, debt payment and other markets are continuously evolving as technology and customer expectations evolve.  As our customers’ expectations and industry standards continue to evolve, our success will depend, in part, on our ability to timely and accurately identify emerging trends and to modify our offerings accordingly. We may be unable to modify our proprietary technology, obtain licenses for key third-party technologies or integrate technologies rapidly and efficiently enough to keep pace with emerging trends. We may fail to identify and invest in technologies that subsequently dominate the industry, and we may build our offerings around, and invest in, technologies that fail to achieve a substantial foothold in the industry. In addition, new industry standards or technologies could render our services obsolete and unmarketable or require substantial reduction in the fees we charge. Any failure on our part to properly identify, invest in and adopt new technologies that subsequently achieve market acceptance in a timely and cost effective manner could lead to a substantial reduction in our market share, a reduction in our revenue and an increase in our operating costs. Any such decrease in revenues, or increase in costs, would harm our business, financial condition and results of operations.

Third party claims that we infringe upon their intellectual property rights could be costly to defend or settle and could harm our business and reputation.

Litigation regarding intellectual property rights is common in the software industry. Cash flow and debt management software products and services may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. We may from time to time encounter disputes over rights and obligations concerning intellectual property that we developed ourselves or that we license from third parties. Third parties may bring claims of infringement against us, or against others from whom we license intellectual property, which may be with or without merit. We could be required, as a result of an intellectual property dispute, to do one or more of the following:

•	cease making, selling, incorporating or using products or services that rely upon the disputed intellectual property;
•	obtain from the holder of the intellectual property right a license to make, sell or use the disputed intellectual property, which license may not be available on reasonable terms, or at all;
•	redesign products or services that incorporate disputed intellectual property;
•	pay monetary damages to the holder of the intellectual property right; and
•	spend significant amounts of time and money defending such a dispute.

The occurrence of any of these events could result in substantial costs and diversion of resources or could severely limit the products and services we can offer, or delay the delivery of products and services, which could seriously harm our business, operating results, reputation and financial condition.

If our protection of our intellectual property is inadequate, our competitors may gain access to our technology, our competitive position could be harmed, we could be required to incur expenses to enforce our rights, and our business may suffer.

We depend on our ability to develop and maintain the proprietary aspects of our technology.  We do not own any patents, copyrights, trademarks or other intellectual property registrations.  We seek to protect our trade secrets and other proprietary information through a combination of contractual provisions, confidentiality procedures, and common law copyright and trademark principles, but these actions may be inadequate. Protection of our intellectual property is subject to many risks, including the following:

•
we have not applied for copyright registrations with respect to our proprietary rights in our core Cashflow Management Tool or related methods or ideas, and common law rights associated with copyrights and trade secrets afford only limited protection;

•	our claims of proprietary ownership (and related common law copyright assertions) may be challenged or otherwise fail to provide us with the ability to prevent others from copying our technology;
•	despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information we regard as proprietary;
•	confidentiality may be compromised intentionally or accidentally by contractors, customers, other third parties or our employees; and
•	others may develop independently equivalent or superior technology or intellectual property rights.

We are dependent upon key personnel who may leave at any time and may be unable to attract qualified personnel in the future, which could harm our anticipated growth, implementation of current business plans and may impair our financial performance.

We are highly dependent upon the continued services of our senior management team. As a result of our recent growth and the number of new customers, we are constantly evaluating our executive and management resources. To the extent our executive officers and managers are parties to employment agreements, such agreements are terminable at will by such employees. If one or more of our executives or senior managers were to leave, particularly if several were to leave within a short period of time, we may experience a significant disruption in our ability to attract and retain customers, maintain and update our product offerings, and complete significant transactions in a timely and competent manner. In addition, we may be unable to recruit competent replacement personnel on a timely basis. The loss of the services of key executive or management personnel could harm our ability to execute our business plan and may impair our financial performance.

Compliance with corporate governance and public disclosure requirements may result in additional expenses.

If and when this Form 10 becomes effective, we will be subject to the reporting and other requirements of the Securities Exchange Act of 1934, as amended.  The requirements include, without limitation, the obligation to file annual, quarterly and current reports with the SEC, to have in place certain controls and procedures and other obligations.   Compliance with our disclosure and other obligations may consume a large amount of management attention and require significantly increased expenditures on legal, accounting and other services.  This may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.  Registration under the Securities Exchange Act also makes us subject to certain liability provisions, which may create additional avenues for shareholders and regulators to make claims against the company.

Our directors, executive officers and principal stockholders have effective control of the company, preventing non-affiliate stockholders from significantly influencing our direction and future.

Our directors, officers, and 5% stockholders and their affiliates control approximately 65% of our outstanding shares of voting stock and are expected to continue to control a majority of our outstanding voting stock following any financing transactions projected for the foreseeable future.  These directors, officers and affiliates effectively control all matters requiring approval by the stockholders, including any determination with respect to the acquisition or disposition of assets, future issuances of securities, declarations of dividends and the election of directors.  This concentration of ownership may also delay, defer or prevent a change in control and otherwise prevent stockholders other than our affiliates from influencing our direction and future.

There is a public market for our stock, but it is thin and subject to manipulation.

The volume of trading in our Common Stock is limited and can be dominated by a few individuals.  In addition, many brokerages are refusing to trade in, or implement substantial restrictions on trading in, stock reported on the Pink Sheets.  The limited volume, and trading restrictions, can make the price of our Common Stock subject to manipulation by one or more stockholders and will significantly limit the number of shares that one can purchase or sell in a short period of time.  An investor may find it difficult to dispose of shares of our Common Stock or obtain a fair price for our Common Stock in the market.

The market price of our Common Stock may be harmed by our need to raise capital.

We need to raise additional capital in the near future and expect to raise such capital through the issuance of Common Stock and other rights with respect to Common Stock.  Because securities in private placements and other transactions by a company are often sold at a discount to market prices, this need to raise additional capital may harm the market price of our Common Stock.   In addition, the re-sale of securities issued in such capital-raising transactions, whether under Rule 144 or otherwise, may harm the market price of our Common Stock.

The market price for our Common Stock is volatile and may change dramatically at any time.

The market price of our Common Stock, like that of the securities of other smaller companies, is highly volatile.  Our stock price may change dramatically as the result of announcements of our quarterly results, the rate of our expansion, significant litigation or other factors or events that would be expected to affect our business or financial condition, results of operations and other factors specific to our business and future prospects.  In addition, the market price for our Common Stock may be affected by various factors not directly related to our business, including the following:

•	intentional manipulation of our stock price by existing or future stockholders;
•	short selling of our Common Stock or related derivative securities;
•	a single acquisition or disposition, or several related acquisitions or dispositions, of a large number of our shares;
•	the interest, or lack of interest, of the market in our business sector, without regard to our financial condition or results of operations;
•	the adoption of governmental regulations and similar developments in the United States or abroad that may affect our ability to offer our products and services or affect our cost structure; and
•	economic and other external market factors, such as a general decline in market prices due to poor economic indicators or investor distrust.

Our ability to issue Preferred Stock and Common Stock may significantly dilute ownership and voting power, negatively affect the price of our Common Stock and inhibit hostile takeovers.

Under our Articles of Incorporation, we are authorized to issue up to 500 million shares of Preferred Stock and 8 billion shares of Common Stock without seeking stockholder approval. Any issuance of such Preferred Stock or Common Stock would dilute the ownership and voting power of existing holders of our Common Stock and may have a negative effect on the price of our Common Stock. The issuance of Preferred Stock without stockholder approval may also be used by management to stop or delay a change of control, or might discourage third parties from seeking a change of control of our company, even though some stockholders or potential investors may view possible takeover attempts as potentially beneficial to our stockholders.

The Board of Directors is authorized to effect a reverse split in its discretion at any time prior to January 15, 2011, which reverse split may have an adverse affect on the value of our Common Stock and may cause the holdings of certain holders to be eliminated.

Our stockholders have approved a resolution that gives the Board of Directors the right to effect, or determine not to effect, a reverse split of the Common Stock and Series A Preferred Stock at any time before January 15, 2011 at any ratio between 10:1 and 500:1 determined by the Board of Directors to be appropriate.   The purpose of effecting any reverse split would be to cause the market price of the Company’s Common Stock to increase to a level that makes it more attractive to at least some institutional and retail traders who systematically avoid stock that trades below $.01.

In general, because the reverse split will affect all shares of Common Stock and Series A Preferred Stock equally, its primary effect should be to increase the market price of the Common Stock at a ratio that is directly inverse to the reverse split ratio.  For example, in a 100:1 reverse split, the market price of the Common Stock should increase 100 times, and the number of outstanding shares held by each holder should decrease to 1/100 of the prior number; however, pursuant to the resolution, the number of authorized shares of Common Stock and Preferred Stock that the Board of Directors is authorized to issue would be consolidated at a ratio equal to ¼ of the reverse split ratio (e.g. in connection with a 100:1 reverse split, the authorized shares of Common Stock and Preferred Stock would be reduced at a 25:1 ratio).  As a result, any reverse split will effectively increase the number of shares of authorized Common Stock and Preferred Stock that can be issued by the Board of Directors without stockholders approval.

In addition, if the reverse split is effected, some stockholders may own fewer than one hundred shares of Common Stock.  A purchase or sale of less than one hundred shares (an “odd lot” transaction) may result in incrementally higher trading costs through certain brokers, particularly “full service” brokers.  Therefore, those stockholders who own less than one hundred shares following a reverse split may be required to pay higher transaction costs when they sell their shares of Common Stock.

Finally, when a company, particularly an issuer of low-priced or penny stock, effects a reverse split, market prices for the post-split stock often trade at levels that are below those that would be consistent with the reverse split ratio.  As a result, effecting the reverse split may result in a reduction of the market capitalization of the Company and the value of the share holdings of each individual stockholder.

We are unlikely to pay dividends on our Common Stock in the foreseeable future.

We have never declared or paid dividends on our stock.  We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business.  We do not anticipate paying any cash dividends in the foreseeable future, and it is unlikely that investors will derive any current income from ownership of our stock.  This means that your potential for economic gain from ownership of our stock depends on appreciation of our stock price and will only be realized by a sale of the stock at a price higher than your purchase price.

Our Common Stock is a “low-priced stock” and subject to regulations that limits or restricts the potential market for our stock.

Shares of our Common Stock are “low-priced” or “penny stock,” resulting in increased risks to our investors and certain requirements being imposed on some brokers who execute transactions in our Common Stock.  In general, a low-priced stock is an equity security that:

•	Is priced under five dollars;
•	Is not traded on a national stock exchange, such as NASDAQ or the NYSE;
•
Is issued by a company that has less than $5 million in net tangible assets (if it has been in business less than three years) or has less than $2 million in net tangible assets (if it has been in business for at least three years); and

•	Is issued by a company that has average revenues of less than $6 million for the past three years.

We believe that our Common Stock is presently a “penny stock.” At any time the Common Stock qualifies as a penny stock, the following requirements, among others, will generally apply:

•
Certain broker-dealers who recommend penny stock to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to a transaction prior to sale.

•
Prior to executing any transaction involving a penny stock, certain broker-dealers must deliver to certain purchasers a disclosure schedule explaining the risks involved in owning penny stock, the broker-dealer’s duties to the customer, a toll-free telephone number for inquiries about the broker-dealer’s disciplinary history and the customer’s rights and remedies in case of fraud or abuse in the sale.

•	In connection with the execution of any transaction involving a penny stock, certain broker-dealers must deliver to certain purchasers the following:
o	bid and offer price quotes and volume information;
o	the broker-dealer’s compensation for the trade;
o	the compensation received by certain salespersons for the trade;
o	monthly accounts statements; and
o	a written statement of the customer’s financial situation and investment goals.

Item 2.  Financial Information

Management’s Discussion & Analysis of Financial Condition and Results of Operations

This discussions contains statements that constitute forward-looking statements.  Such statements can be identified by the use of the forward-looking words “anticipate,” “estimate,” “project,” “likely,” “believe,” “intend” or “expect” or similar words.  When considering such forward-looking statements, you should keep in mind the risk factors noted  in“Risk Factors” in Part I, Item 1A and other cautionary statements throughout this Form 10.  You should also keep in mind that all forward-looking statements are based on management’s existing beliefs about present and future events outside of management’s control and on assumptions that may prove to be incorrect.

Company Overview

We provide a suite of online, subscription–based software solutions for debt elimination, cash management, bill payment and wealth creation.  In addition, these programs come with debt reduction coaching and customer service.

Our principal product offering is our Cashflow Management Tool, which has two components.  The first is a debt management and reduction software called iDebtManager. iDebtManager is a web-based application used by customers to organize a debt payment plan.  The second is called iBillManager, which interfaces with a third-party, electronic bill-payment system called Metavante (recently acquired by Fidelity), which uses electronic debit transactions to automate all bill payments for customers.

We currently provide Internet-based debt management and wealth building services to over 80,000 customers.  We plan to continue to build upon our success, strengths, and reputation as a leading and reliable provider of automated finance management software. With the success in our marketing campaigns, we have been able to see a large increase in revenues and profitability, which have allowed us to pay off our interest-bearing debt, expand our management team to further our growth and expand our pursuits to increase stockholder value through greater market penetration, additional services and profitability.

Management believes that we are well positioned in the marketplace as a supplier of subscription-based cash management services in all fifty states. By leveraging the existing scalability of our system, our strategic marketing partners and world-class customer service partners, we believe that we can continue to grow at a strong rate with only a modest investment of additional capital.

Results of Operations – Quarters Ended March 31, 2009 and 2010

The following discussions are based on the consolidated balance sheets as March 31, 2010 (unaudited) and statement of operations for the three months ended March 31, 2010 and 2009 (unaudited) and notes thereto, attached following the signature pages hereof.

Revenues and Cost of Revenues

Revenues are achieved through offering subscriptions to our various online applications for automating debt reduction, cash management and wealth building. Revenues from sales of our services for the three months ended March 31, 2010 were $2,650,761, an increase of $1,033,514 from $1,617,247 for three months ended March 31, 2009.   Sales in the first quarter of 2010 increased year-over-year due to a partnership with a new marketing affiliate who aggressively found new customers.

During the first eight months of 2009, 83% of our new client revenue was the result of customers referred to us by ALM, a marketing partner.  In August 2009, this lead provider ceased providing leads to the Company.   This resulted in a decrease of new customers and revenue for the last quarter of 2009.  We have since partnered with new companies.  One in particular is providing large amounts of leads in early 2010, leading to an increase to total revenue period-over-period in the first quarter of 2010 compared to the same period in 2009.  Leads provided by the referral partner have resulted in a large number of chargebacks; this has resulted in a higher merchant reserve levels and may harm our cash flow in the near term.

Expenses

Total operating expenses for the three months ended March 31, 2010 were $3,097,741, an increase of $1,944,372 from expenses of $1,153,369 for the three months ended March 31, 2009.  The increase in operating expenses was due to increases in all categories of operating expenses commensurate with our increase in revenues for the three months ended March 31, 2010 as compared with the three months ended March 31, 2009.

Our marketing expenses increased by $1,350,795, to $2,168,150 in the three months ended March 31, 2010, from $817,355 in the three months ended March 31, 2009.  This increase in marketing expenses is a result of an increase in new customers, as our marketing expenses largely consist of the fee we pay to referral sources for customer leads.  Our customer service expenses increased by $22,205, to $152,410 in the three months ended March 31, 2010 from $130,205 in the three months ended March 31, 2009. The increase in customer service expense is due to our increased customer base.

Expenses relating to salaries increased by $128,973, to $244,027 in the three months ended March 31, 2010 from $115,054 in the three months ended March 31, 2009 as a result of adding new employees to payroll.  Expenses relating to professional fees increased by $157,185, to $189,119 in the three months ended March 31, 2010 from $31,934 in the three months ended March 31, 2009 due to the expenses related to reporting with the SEC from additional accounting staff, audit and attorney fees.  Our general and administrative expenses increased by $285,214, to $344,035 in the three months ended March 31, 2010 from $58,821 in the three months ended March 31, 2009. The increase in general and administrative expenses is due to increases in overall operations and the accompanying expenses such as rents, Internet, phone lines, public and investor relations, press releases and corporate coaching.

Our other expenses decreased because interest expense was $0 in the three months ended March 31, 2010 as we have no interest-bearing debt.

For three months ended March 31, 2010, we have reported a net loss of ($446,640), which represents a change of $877,959 compared to our net income of $431,319 for the three months ended March 31, 2009.  Our net loss is the result of a large increase in salaries, marketing and professional fees and due to the fact that with increased sales we have additional deferred revenue, which is higher than the December 31, 2009 balance.

Results of Operations – Year Ended December 31, 2008 and 2009

The following discussions are based on the consolidated balance sheets as December 31, 2009 and 2008 and statement of operations for the years ended December 31, 2009 and 2008 and notes thereto, attached following the signature pages hereof.

Revenues and Cost of Revenues

Revenues are achieved through offering subscriptions to our various online applications for automating debt reduction, cash management and wealth building. Revenues from sales of our services for the year ended December 31, 2009 were $7,096,052, an increase of $6,354,892 from $741,160 for the year ended December 31, 2008.  The principal factor for this increase in revenue is due to the fact that we changed our marketing efforts from selling our software to hundreds of people for a one-time fee of several thousand dollars to selling our software for $30-$40 a month to thousands of people.  In 2006, we had less than 100 customers.  In 2008, we had over 25,000 customers.  In 2009, we had approximately 150,000 customers.

Expenses

Total operating expenses for the year ended December 31, 2009 were $6,377,292, an increase of $5,198,643 from expenses of $1,178,649 for the year ended December 31, 2008.  The increase in operating expenses was due to increases in all categories of operating expenses commensurate with our increase in revenues for the year ended December 31, 2009 as compared with the year ended December 31, 2008.

Our marketing expenses increased by $3,228,302, to $3,734,766 in the year ended December 31, 2009, from $506,464 in the year ended December 31, 2008.  Our customer service expenses increased by $677,606, to $748,873 in the year ended December 31, 2009 from $71,267 in the year ended December 31, 2008. The increase in marketing and customer service expense is due to the our increased marketing efforts and costs associated with obtaining and servicing a large number of new customers in 2009, as compared with less marketing effort and fewer customers in 2008.

Expenses relating to salaries increased by $226,882, to $580,519 in the year ended December 31, 2009 from $353,637 in the year ended December 31, 2008.  Expenses relating to professional fees increased by $542,654, to $570,268 in the year ended December 31, 2009 from $27,614 in the year ended December 31, 2008.  Our general and administrative expenses increased by $523,199, to $742,866 in the year ended December 31, 2009 from $219,667 in the year ended December 31, 2008. The increase in expenses relating to salaries, professional fees, and general and administrative expenses is due to increased salaries from additional employees and more professional services for attorneys, auditors and software developers.

Our other expenses decreased by $31,617, from $68,456 in the year ended December 31, 2008 to $37,839 in the year ended December 31, 2009.  This decrease in other expenses is a result of our paying off substantially all interest-bearing debt during 2009, which resulted in less interest expense.

Our net income of $680,921 in the year ended December 31, 2009 represents a change of $1,186,866 compared to our net loss of ($505,945) for the year ended December 31, 2008.  Our net income is the result of a large increase in customers and sales and careful management of expenditures.

Impact of Inflation

In the opinion of our management, inflation has not and will not have a material effect on our operations in the immediate future.  Management will continue to monitor inflation and evaluate the possible future effects of inflation on our business and operations.

Liquidity and Capital Resources

As of December 31, 2009, we had cash and cash equivalents of $328,856 and current assets of $640,700.   As of December 31, 2009, we had current liabilities of $1,611,116, which is made up of $328,743 in accounts payable, $933,230 in accrued liabilities, $331,913 in deferred revenue and $17,230 in notes payable, creating a working capital deficit of $970,416.

Our $933,230 in accrued liabilities as of December 31, 2009  is made up of $783,054 in accrued salaries earned by the CEO and President during the period 2004-2007, $62,547 in accrued refunds and $87,629 in accrued payroll and other miscellaneous liabilities.  The accrued salary does not bear interest, has no payment schedule or priority and is paid out at of profits when management believes operations will not be impacted negatively.

As of March 31, 2010, we had cash and cash equivalents of $271,263 and current assets of $1,110,818.  As of March 31, 2010, we had current liabilities of $2,518,594, which is made up of $640,263 in accounts payable, $1,040,957 in accrued liabilities, $820,144 in deferred revenue and $17,230 in notes payable, creating a working capital deficit of $1,407,776.

Our $1,040,957 in accrued liabilities as of March 31, 2010 is made up of $760,881 in accrued salaries earned by the CEO, COO and President during the period 2004-2007, $152,243 in accrued refunds and $59,741 is accrued payroll and other miscellaneous liabilities.

We obtained $736,465 in cash from operations during the year ended December 31, 2009 compared to $72,786 from operating activities during the year ended December 31, 2008.  We used $47,591 in cash from operations during the three months ended March 31, 2010 compared to cash realized from operations of $585,077 during three months ended March 31, 2009.

During the year ended December 31, 2009, principal capital expenditures and uses of cash for investing activities were $279,463, which resulted primarily from an upgrade to our servers, computers and the purchase of land.   During the three months ended March 31, 2010, principal capital expenditures and uses of cash for investing activities were $10,002, which resulted primarily from a purchase of a new phone system and additional computers.

We expect capital expenditures during 2010 to be minimal, consisting mostly of new computers, phone system upgrades and possible leasehold improvements totaling no more than $15,000.

We have relied on cash from operations as the sole source of cash for nearly three years and believe that operations will continue to provide sufficient cash for operations for the foreseeable future.  We have used our positive cash flow from the last two years to pay down external debt and begin paying down accrued salaries and other liabilities, while increasing operations and staff and commencing the process of registering with the SEC.  We expect to continue to use cash from operations, and possible the issuance of capital stock or other arrangements, to reduce accrued salary liabilities during the remainder of 2010.

Due to a streamlined business model and corporate structure, our fixed cash requirements are between $200,000 and $250,000 per month; we currently are able to meet these cash requirements through revenues from our current number of customers, which generally generates $350,000 to $650,000 in cash per month.  Even with increased expenses associated with being a reporting company, we expect to be able to experience positive cash flow if operations continue at current levels.

Because of the high turnover among our customers, new  customers are necessary to maintain cash flow at current levels and for growth.  Most of our marketing agreement costs are based on revenue generated from referrals, and do not require additional, outside funding; Our customer service, which is outsourced, is also variable and based on total sales in a month.   As a result, we expect such expenses will increase and decrease proportionate with our customer base, permitting us to maintain cash flow roughly at current levels absent an unexpected event.

Due to recent changes in credit card merchanting rules and regulations, certain online activity has become limited.  As a result, our total online activity in relation to total sales is limited, which may limit our access to cash for operations.  More significantly, , merchant reserves in the first quarter of 2010 have increased as merchant bankers are holding more cash for longer periods of time to offset their own chargeback risk related to online commerce,  as evidenced by the $527,000 in cash used to finance our merchant reserves.  We expect merchant reserve requirements to remain high into the future.  We have taken steps to remedy this new limitation by seeking new avenues of electronic payment such as ACH and eCheck options.  While in the early stages of development, we believe these options will make it possible to fund operations in the immediate future and create an environment for growth long-term.

Although we do not expect to raise capital from outside to fund operations in the near future, we may experience revenue declines, unexpected expense increases and other unforeseen issues that create a need for addition capital.  In the event that we need additional capital, because we do not have traditional assets such as equipment, inventory or trade receivables, our access to traditional institutional financing is limited; however, we believe that any effort to raise additional capital would benefit from our absence of significant external debt, guaranties, off-balance sheet financing or similar long term or contingent liabilities.  To raise additional capital, we would need to issue debt and/or equity securities, including potentially warrants and convertible securities. We do not have any commitments from any party to provide any such capital but do believe we could raise additional capital if needed.

Quantitative and Qualitative Disclosures About Market Risk

As a smaller reporting company, the Company is not required to provide information required by this Item.

Critical Accounting Policies and Estimates

Management based the preceding discussion and analysis of our financial condition and results of operations on our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities.  On an on-going basis, we evaluate our critical accounting policies and estimates, including those described below. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. These judgments and estimates affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting periods. Changes to these judgments and estimates could adversely affect the Company’s future results of operations and cash flows.

•
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Significant estimates include the recoverability of merchant reserves, revenue returns and refunds, share-based compensation forfeiture rates, and the potential outcome of future tax consequences of events that have been recognized for financial reporting purposes. Actual results and outcomes may differ from management’s estimates and assumptions.

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Merchant Reserves – Online subscription-based services require the use of credit card merchant accounts. The merchant clearing companies retain a portion of collected fees to cover possible loss from charge backs and refunds. Upon a satisfactory period with a merchant clearing company, the percent of cash held in reserve is reduced and paid to the Company.

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Property and Equipment – Property and equipment are recorded at cost less accumulated depreciation.  Maintenance, repairs, and minor replacements are charged to expense as incurred. When depreciable assets are retired, sold, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in operations. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, which are three to five years. Depreciation expense for the years ended December 31, 2009 and 2008 was $5,114, and $980, respectively.

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Impairment of Long-Lived Assets – The Company reviews its long-lived assets for impairment annually and when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company uses an estimate of future undiscounted net cash flows from the related asset or group of assets over their remaining life in measuring whether the assets are recoverable. If it is determined that the carrying value of an asset will not be recovered, the carrying value is written down to the asset’s fair value determined by the discounted net cash flows from the asset. No impairment of long-lived assets was recognized during the three months ended March 31, 2010 or the years ended December 31, 2009 or 2008.

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Revenue Recognition – Monthly subscription fees vary and are based on the services provided to customers including access to one or more of the Company’s online suite of software solutions. Subscription fees for each service are determined individually based on the price each service is charged to the customer and are recognized as revenue over the period the services are provided, less estimated refunds and credit card charge-backs based on historical experience rates.

Subscription fees received in advance of service as revenue are deferred until earned.  Deferred revenue for the three months ended March 31, 2010 and the years ended December 31, 2009 and 2008 were $820,144, $331,913 and $16,389, respectively.  Estimated refunds and credit card charge-backs are estimated and accrued in the same period the revenue is earned. Accrued refunds for the three months ended March 31, 2010 and the years ended December 31, 2009 and 2008 were $152,243, $62,547 and $31,199, respectively and are included in Accrued Liabilities.

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Marketing and Advertising – The Company has contracts with independent marketing organizations (marketing partners), which marketing partners are paid a portion of the monthly subscription fees, or one time payments, for referrals of customers or for directing prospective customers to the Company’s websites. The cost of the services provided are recognized as marketing and advertising expense at the date the referrals are received and the obligation under the contracts is incurred.

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Concentration Risk – During the first quarter of 2010, the Company had a marketing partner that provided 82% of all advertising leads.  The Company’s relationship with this marketing partner was terminated during the second quarter of 2010.  During 2009, the Company had a different marketing partner that provided 70% of all advertising leads.  This marketing partner discontinued providing services to the Company in August 2009.

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Customer Service – The Company outsources customer service to an unaffiliated company and is billed for the customer support provided on an hourly basis. Customer support expenses are recognized as incurred.

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Income Taxes – Provisions for income taxes are based on taxes payable or refundable for the current year and deferred income taxes. Deferred income taxes are provided on differences between the tax bases of assets and liabilities and their reported amounts in the financial statements and on tax carry forwards. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. A valuation allowance is provided against deferred income tax assets when it is not more likely than not that the deferred income tax assets will be realized.

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Computer Software Costs – The Company charges all software development costs to research and development until technological feasibility has been established.  Technological feasibility has been established when a detail program design has been completed or the completion of a working model, after which additional development costs and updates are capitalized. After technological feasibility has been established, maintenance costs are expensed as incurred.

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Share-Based Compensation Plan – The Company accounts for issuances of stock-based compensation to employees and consultants in accordance with generally accepted accounting principles, which require the recognition of the cost of the services received in exchange for an award of equity instruments in the financial statements and is measured based on the grant date fair value of the award or the fair value of the consideration received, whichever is more reliably measureable. Compensation expense is recognized over the period during which service is required to be provided in exchange for the award (the vesting period).

Item 3.  Properties

We lease our executive office in Las Vegas, Nevada pursuant to a lease that expires on July 31, 2010. Our current rent with respect to this facility is $150 per month.

We also rent office space (approximately 2,400 square feet) used for operations, customer service and various meetings in St. George, Utah pursuant to a lease that expires on April 2, 2011, subject to a one-year extension option.   Our current rent with respect to this facility is $1,200 per month, increasing to $1,400 per month during the renewal term.  We expect to be able to renew such lease, or find alternative space at a reasonable cost, upon the expiration of the existing lease.

We also colocate the servers that host our online software in a facility called Vicom in Salt Lake City, Utah.  We colocate such servers pursuant to a month-to-month agreement, which has no expiration date.

We own three, subdivided lots in Humboldt County, California.  The land was acquired in connection with a loan arrangement, under which title was conveyed to the Company unless the borrower repaid the loan within 90 days.  The properties are carried at the acquisition price of $70,000.  We intend to liquidate such lots as soon as practicable under the circumstances and are considering distributing them to certain executive officers as partial repayment of accrued but unpaid salary.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

Common Stock

The table below sets forth information, as of July 15, 2010, as to each person known to the Company who beneficially owns more than 5% of our outstanding Common Stock and information as to the ownership of our Common Stock by each named executive officer, each person serving as a director as of such date and all officers and directors as a group.  Except as otherwise indicated in the footnotes to this table, all shares are owned directly, and the persons named in the table have sole voting and investment power with respect to shares shown as beneficially being owned by them.

	Beneficial Ownership of Common Stock
Name of Executive Officer, Director or 5% Stockholder	Ownership Amount and Nature of Beneficial Ownership(1)	Percentage Ownership(2)

Steven Sunyich, CEO, President and Chairman	3,682,381,568(3)	58.5%
Christopher Sunyich President	335,832,000	7.8%
Kent B. Brown, Chief Operating Officer	33,333,333	*
Paul Currie Director	258,875,999(4)	5.75%
Robert Dahl Director	5,240,000	*
All Officers and Directors as a Group (6 persons)	4,315,662,900	66.3%

*  Represents less than 1% of the outstanding shares of Common Stock

(1)  Ownership numbers include shares of our Common Stock subject to options, warrants and conversion rights that are exercisable within 60 days of July 15 , 2010.  Shares of our Common Stock subject to options and warrants that are not exercisable within such 60-day period are not included.

(2)  The percentages shown are based on the sum of (a) the 4,319,055,833 shares of our Common Stock issued and outstanding on July 15 , 2010, and (b) the shares of our Common Stock subject to all options, warrants and conversion rights held by the person with respect to whom the calculation is being made (but not any other person) that are exercisable within 60 days of July 15 , 2010.  As per footnote (1), the shares of Common Stock issuable upon conversion of the 200 million shares of Series A Preferred Stock are included only in the calculations with respect to Steven Sunyich and all officers and directors as a group.

(3)  Includes (a) 2 billion shares of Common Stock issuable upon conversion of 200 million shares of Series A Preferred Stock held by the Kelly Family Trust, a trust over which Mr. Sunyich has voting and investment control, (b) 1,200,000,000 shares of Common Stock  held by the Christopher Family Trust, a trust over which Mr. Sunyich has voting and investment control, and (c) 154,236,552 shares of  Common Stock held by The Haggard Family Trust, over  which Kathryn Joy Sunyich, his wife, has voting and investment control.

(4) Includes shares issuable upon the exercise of options, warrants and other rights with respect to 210,804,000 shares of Common Stock.

Series A Preferred Stock

The table below sets forth information, as of the close of business on July 15 , 2010, as to each person known to the Company who beneficially owns more than 5% of our outstanding Series A Preferred Stock and information as to the ownership of our Series A Preferred Stock by each person serving as a director or named executive officer of the Company as of such date and by all officers as a group.  Except as otherwise indicated in the footnotes to this table, all shares are owned directly, and the persons named in the table have sole voting and investment power with respect to shares shown as beneficially being owned by them.

Beneficial Ownership of Series A Preferred Stock
Name of Executive Officer, Director or 5% Stockholder	Ownership Amount and Nature of Beneficial Ownership(1)	Percentage Ownership(2)

Steven Sunyich, CEO, President and Chairman	200,000,000(3)	100%
Christopher Sunyich President	None	N/A
Kent B. Brown, Chief Operating Officer	None	N/A
Paul Currie Director	None	N/A
Robert Dahl Director	None	N/A

(1)  Ownership numbers include shares of our Series A Preferred Stock, if any, subject to options, warrants and conversion rights that are exercisable within 60 days of July 15 , 2010.  Shares of our Series A Preferred Stock subject to options and warrants that are not exercisable within such 60-day period are not included.

(2)  The percentages shown are based on the sum of (a) the 200,000,000 shares of our Series A Preferred Stock issued and outstanding on July 15 , 2010, and (b) the shares of our Series A Preferred Stock, if any, subject to all options, warrants and conversion rights held by the person with respect to whom the calculation is being made (but not any other person) that are exercisable within 60 days of July 15 , 2010.

(3) Includes 200,000,000 shares of Series A Preferred Stock owned of record by The Kelly Family Trust, over which Mr. Sunyich has voting and investment power.

Item 5.  Directors and Executive Officers, Promoters and Control Persons

The following table sets forth the name, age and position of each of our executive officers and directors as of July 15 , 2010:

Name	Age	Position
Steven L. Sunyich(1)	54	Chief Executive Officer, President, and Chairman of the Board
Kent B. Brown(1)	42	Chief Operating Officer
Benjamin M. Larsen(1)	39	Chief Financial Officer
Christopher Sunyich(1)	29	President
Paul Currie(2)	45	Director
Robert Dahl(3)	45	Director

(1)   Primary work address is 5940 S. Rainbow Blvd., Las Vegas, Nevada, 89119.
(2)   Primary work address is 2801 Atwood Drive, McKinney Texas  75070.
(3)   Primary work address is 3195 N. 175 E. Provo, Utah  84604.

Board of Directors

The following paragraphs set forth certain biographical information about the directors of the Company, including their specific qualifications to serve as directors of the Company in light of the Company’s business and structure.

Steven L. Sunyich is the founder of the Company and has served as Chief Executive Officer and Chairman of the Board since 2002.  From 2000, through 2002, Mr. Sunyich worked on the development of the Company’s business plan and products. From 1989 through 2000, Mr. Sunyich was the Chief Executive Officer and Chairman of eRoomsystem Technology, Inc., a provider of automated mini-bars and related software.   From 1983 through 1989, Mr. Sunyich was the Chief Executive Officer and Chairman of RoomSafe, Inc., a provider of automated safes for hotel rooms with related software.

Mr. Sunyich’s appointment as a director was based on his service as founder and long-term Chief Executive Officer of the Company, technical skills associated with using computer systems to automate tasks, his knowledge of the Company’s industry and products, skill negotiating marketing contracts and prior experience as an executive officer of eRoomsystem Technology and Roomsafe.

Paul Currie has been a director of the Company since January 2006.  From January 2005 to the present, Mr. Currie has served as the Director of Investor Relations for the Company.   In January 2010, Mr. Currie founded PK Travel, an online travel site.  From 1996 to 2005, Mr. Currie was a principal at DP Properties, an approximately $5 million venture capital firm.  Mr. Currie also worked at Bear Sterns as retail broker from 1990 to 1993.  Mr. Currie earned a B.S.A. degree in Genetics from the University of Georgia in 1988.

Mr. Currie’s appointment as a director of the Company is based upon his knowledge of the operations of the Company acquired during his six years of experience with the Company.  It is also based upon the business management and oversight experience he acquired while managing Properties, a small venture capital firm.   We also value his insights into the operation of stock markets, his business analytical skills and his understanding of investor psychology acquired while working at Bear Sterns for three years and serving as the director of the Company’s investor relations program since January 2005.

Robert Dahl has been a director of the Company since 2004.  From August 2008 through October 2009, Mr. Dahl served as Area Account Manager at @task Project Management Software, a developer of collaborative software solutions.  From January 2008 to the present, Mr. Dahl has served as Chief Executive Officer of Viritec, an early stage business providing infection control solutions for the healthcare industry.  From April 2006 to December 2007, Mr. Dahl worked as Regional Sales Manager at Exceptional Innovations, a home automation and controls business.  From January 2004 to April 2006, Mr. Dahl served as Regional Sales Manager of Vantage Lighting Control.  From 1995 to 1999, Mr. Dahl served as Investor Relations Officer and Business Development Manager of Covol, Inc. (now Headwaters, Inc.; NYSE HDWR), a coal fines processing company.   Mr. Dahl also served as Area Manager of Wordperfect Corporation, formerly a developer of word processing software, from 1989 to 1993.  Mr. Dahl is the President and a director of RMJ Inc., an inactive public shell company.

Mr. Dahl’s appointment as director of the Company is based upon his business judgment, communications skills and general business experience developed at Covol, where his responsibilities included overseeing the construction of 16 synthetic fuel plants and representing the company at trade showing and investor meetings, and as Chief Executive Officer of Viritec, an early stage business. He also has strong sales skills, particularly related to the software industry, which he developed at as a sales manager for software companies such as WordPerfect, Vantage Controls, and @task Project Management software.

Executive Officers

The following paragraphs set forth certain biographical information about the executive officers of the Company (other than Steven Sunyich, whose information is provided above):

Kent B. Brown has served as Chief Operating Officer of the Company since November 2009, prior to which he served as Chief Financial Officer from October 2008 to November 2009.  Prior to joining the Company in October 2008, Mr. Brown was the owner of a business consulting and tax advisory company called 3D Financial, Inc. from 2005 to 2008.  During this period, Mr. Brown provided services to the Company through this business.   From 1998 to 2005, Mr. Brown was the General Manager and Franchise Director for National Maintenance Contractors, a building services and custodial franchisor.   Mr. Brown has worked as adjunct business faculty at Dixie State College since 2007.  Mr. Brown earned a B.A. degree from Brigham Young University in 1992 and an M.B.A. from Willamette University in 1994.

Benjamin M. Larsen has served as Chief Financial Officer of the Company since November 2009 and was Controller of the Company from September 2009 to November 2009. Prior to joining the Company, from 2003 to 2009, Mr. Larsen worked as an Audit Supervisor with Hansen, Barnett and Maxwell, P.C., a Utah-based CPA firm. From 1999 to 2003, Mr. Larsen was a staff accountant at Bement & Company, P.C.  Mr. Larsen earned a B.S. in Accounting at the University of Utah in 1997 and an M.B.A. from the University of Utah in 1998 and was licensed by the State of Utah in 2003 as a Certified Public Accountant.

Christopher Sunyich has served as President of the Company since March 2009. Prior to March 2009, Mr. Sunyich served as a sales and customer service manager for the Company from January 2002 to March 2009.

Involvement of Officers or Directors in Certain Legal Proceedings

On October 15, 2007, the Utah Division of Securities (the “Division”) issued an Order to Show Cause Docket Nos. SD-07-0073, SD-07-0074 and SD-07-0075  (the “Order to Show Cause”) against Steven L. Sunyich, together with his daughter and SGS Capital, a controlled entity (the “Respondents”) with respect to a matter unrelated to the Company.  In the Order to Show Cause, the Division alleges that the Respondents sold a $200,000 promissory note to an investor under which interest was to accrue at the rate of 3% per month.   Two interest payments, and a partial prepayment were made on the note, after which no additional payments were made.  The Division alleges that, in connection with the offer and sale of the note, the Respondents  committed securities fraud by making certain misrepresentations, and omitting certain material information, including misidentifying the company in which the proceeds associated with the note were to be invested.

Under a Stipulation and Consent Order agreed to by the Respondent and the Division, one or more of the Respondents agreed as follows:

•	Each of the Respondents will cease and desist from engaging in any conduct in violation of the Utah Securities Act, as amended (the “Act”).
•	SGS Capital (but not the other Respondents) will pay a fine of $250,000 to the Division.
•
The other Respondents, including Mr. Sunyich, will pay no fine so long as they (a) violate no provision of the Act for 3 years; (b) subordinate any claims against the entity in which they invested the proceeds of the note to the claims of their investor and (c) provide truthful testimony and cooperation with any investigation against the entity/person with in which they invested the proceeds.  If they breached this agreement, they will owe a fine of $25,000.

Mr. Steven L. Sunyich, Chief Executive Officer of the Company, filed for personal bankruptcy in January 2009.

Disclosure of Certain Relationships.

Steven Sunyich, our Chief Executive Officer and Chairman, is the father of Christopher Sunyich, President.

Item 6.  Executive Compensation

Summary Compensation Table

The following table sets forth the total compensation of the “named executive officers”, which are the Company’s Chief Executive Officer and each other executive officer whose total compensation exceeding $100,000 during either of the last two fiscal years of the Company.

Name and Principal Position (a)	Year (b)	Salary ($) (c) (1)(4)	Bonus ($) (d) (2)	Stock Awards ($) (e)(3)(4)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	All Other Compensation ($) (i)	Total ($) (j)
Steven Sunyich Chief Executive Officer	2009 2008	150,000 150,000	1,000 -	- -	- -	- -	13,800(5)(6) 13,800(5)(6)	164,800 163,800
Chris Sunyich President	2009(2) 2008	150,000 120,000	1,000 -	- -	- -	- -	13,800(5)(6) 13,800(5)(6)	164,800 133,800
Kent Brown Chief Operating Officer Chief Financial Officer through Nov. 2009	2009 2008	81,550 -	1,000 -	10,500(7) -	- -	- -	9,000(5) -	102,050 -

(1)  Information with respect to employment agreements is set forth in “Executive Employment Agreements, Termination of Employment and Change of Control Arrangements” below.
(2)  Represents discretionary bonus granted by the Board of Directors during 2009.
(3)  Awards of stock are calculated based on the aggregate grant date fair value of $.0001 per share and computed in accordance with FASB ASC Topic 718.
(4)  In 2009, cash payouts of $102,900 and $132,384 were paid to Steven Sunyich and Chris Sunyich, respectively, in payment of wages accrued in previous years.  In addition, each was issued 300,000,000 shares of common stock, valued at $30,000, as partial payment for wages accrued in previous years.  These partial payment of accrued but unpaid salaries were in addition to their current year salaries described in this table.  As of December 31, 2009 , accrued but unpaid salary amounts were $ 367,555 for Steven Sunyich,  $409,499 for Chris Sunyich and $ 6,000 for Kent Brown.
(5)  Represents $750 monthly cash payment in lieu of providing health benefits.
(6)  Represents a $400 per month car allowance.
(7)  Represents a pro rated portion of a right granted on July 17, 2009 to receive 10,000,000 shares of Common Stock if still employed on July 17, 2010.  Amount reported represents pro rated portion of grant date value of stock.  Awards are calculated based upon grant date fair value of  $0.0021 per share and prorated vesting in accordance with FASB ASC 718.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding equity awards held by the Named Executive Officers as of December 31, 2009:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Kent Brown						10,000,000(1)	21,000

(1)  Represents a right grant to receive shares of Common Stock if still employed on July 17, 2010.

Executive Employment Agreements, Termination of Employment and Change of Control Arrangements

Except as described in following paragraph, we have not entered into employment agreements with any of our named executive officers and, other than provisions in our stock incentive plan that permit acceleration of vesting of awards in connection with a change of control, have no arrangements or plans which provide benefits in connection with retirement, resignation, termination or a change of control.

Pursuant to a written employment agreement dated April 1, 2009, Mr. Steven Sunyich is entitled to a minimum annual base salary of $150,000, plus standard medical benefits and vacation.   Because of cash-flow limitations in prior periods, the Company has accumulated an accrued salary liability of $367,555 with respect to Mr. Steven Sunyich as of March 31, 2010.  Mr. Steven Sunyich is also entitled to an after-tax car allowance of $400 per month.   If Mr. Steven Sunyich’s employment is terminated by the Company with cause, as defined in the agreement, he is entitled to severance equal to three month’s salary, and if Mr. Steven Sunyich’s employment is terminated by the Company without cause or in connection with a change of control, he is entitled to severance equal to six month’s salary.  If the Company sells substantially all of its assets, it is obligated to purchase from Mr. Steven Sunyich shares issued to Mr. Steven Sunyich as a result of a purchase or bonus after the date of the agreement at a purchase price consistent with the valuation of the transaction. Mr. Steven Sunyich is subject to a non-competition covenant during the period of his employment and for two years after termination of employment.

Mr. Brown is entitled to an annual base salary of $96,000, plus standard medical benefits.  In addition, for the twelve-months ended June 30, 2010, Mr. Brown is entitled to receive payment of 10 million shares of Common Stock, payable in July 2010 if still employed at that time.  Because of cash-flow limitations in prior periods, the Company has accumulated an accrued salary liability of $6,000 with respect to Mr. Kent Brown as of March 31, 2010.

Pursuant to a written employment agreement dated June 28, 2004, Mr. Chris Sunyich is entitled to an annual base salary of $150,000, plus standard medical benefits and vacation.  Because of cash-flow limitations in prior periods, the Company has accumulated an accrued salary liability of $409,499 with respect to Mr. Chris Sunyich as of March 31, 2010.  Mr. Chris Sunyich is also entitled to an after-tax car allowance of $400 per month.   If Mr. Chris Sunyich’s employment is terminated by the Company with cause, as defined in the agreement, he is entitled to severance equal to three month’s salary, and if Mr. Chris Sunyich’s employment is terminated by the Company without cause or in connection with a change of control, he is entitled to severance equal to six month’s salary.  If the Company sells substantially all of his assets, it is obligated to purchase from Mr. Chris Sunyich shares issued to Mr. Chris Sunyich as a result of a purchase or bonus after the date of the agreement at a purchase price consistent with the valuation of the transaction.  Mr. Chris Sunyich is subject to a non-competition covenant during the period of his employment and for two years after termination of employment.

Compensation of Directors

The following table presents information regarding the compensation of the Company’s directors during the fiscal year-ended December 31, 2009, except for Steven L. Sunyich the Company’s Chief Executive Officer, whose compensation is described in the previous tables:

Name (a)	Fees Earned Or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Paul Currie	$18,000	-	-	-	-	-
Robert Dahl	$18,000	-	-	-	-	-

Directors who were not officers of the Company were entitled to receive $18,000 in cash compensation for their service as directors for the year ended December 31, 2009, which was paid monthly.

Beginning in 2010, directors who are not officers of the Company are entitled to receive $24,000 in cash compensation for their service as directors per year, paid monthly, and are entitled to reimbursement of any actual expenses associated with the attendance of board meeting and other activities.  Directors are entitled to receive compensation for services unrelated to their service as a director to the extent that they provide such unrelated services to the Company.

Compensation Committee Interlocks and Insider Participation

The Company has no compensation committee or other board committee performing equivalent functions.   All compensation decisions are made by the Board of Directors, which consists of Steven Sunyich, Robert Dahl and Paul Currie.  Information with respect to transactions between the Company during 2009 with respect to such persons (other than standard employee and director compensation is set forth below):

In 2009, the Company loaned $15,000 to Robert Dahl, a director of the Company.   The loan was due December 31, 2010 and accrues interest at the rate of 10% percent per annum.  In January 2010, an additional $2,000 was loaned to Mr. Dahl under the same terms.  Mr. Dahl repaid this loan in May 2010 by transferring to the Company 5,260,000 shares of common stock.

Pursuant to a Board-approved oral agreement, Paul Currie provides investor relation service to the Company in exchange for compensation of $42,000 per year, paid monthly. During 2009, Mr. Currie received an aggregate of $42,000 in compensation from the Company for such services.

Steven Sunyich, the CEO and President of the Company as well as Chairman of the Board of Directors, participated in deliberations of the Company’s Board of Directors concerning executive officer compensation during 2009.

Compensation Policies and Practices

Our management has reviewed the Company’s compensation program as it relates to all of the Company’s full-time employees and believes that there is no material risk in the program.  As a matter of best practice, our management continues to monitor the Company’s compensation program to ensure that it continues to align the interests of the Company’s employees with those of our long-term shareholders while avoiding unnecessary or excessive risk.

Item 7.  Certain Relationships and Related Transactions

Other than the employment and director compensation relationships discussed in Part I, Item 5 above and the transactions described below, there have been no material transactions between the Company and any executive officer, director, 5% stockholder or immediate family member of the same during the period commencing on January 1, 2009 through the date of this Form 10, and none are contemplated as of the date of this Form 10.

In March 2009, the Company issued (a) 300,000,000 shares of Common Stock to Steven L. Sunyich, CEO as payment of accrued salary in the amount of $30,000 ($.0001 per share), and (b) 300,000,000 shares of Common Stock to Christopher Sunyich as payment of accrued salary in the amount of $30,000 ($.0001 per share).

In 2009, the Company loaned $15,000 to Robert Dahl, a director of the Company.   The loan is due December 31, 2010 and accrues interest at the rate of 10% percent per annum.  In January 2010, an additional $2,000 was loaned to Mr. Dahl under the same terms.   Mr. Dahl repaid these loans in May 2010 through the transfer to the Company of 5,260,000 shares of common stock.

Mr. Brown is the owner of a business consulting and tax advisory company called 3D Financial, Inc., which has provided services to the Company since October 2008. In 2008, the Company entered into an agreement with 3D Financial to provide accounting, tax and finance services and act as the Chief Financial Officer.  The agreement called for 3D Financial to bill the Company at $40 per hour, plus expenses to be paid monthly.  From October 2008 through the end of 2009, the Company paid an aggregate of $85,850 to 3D Financial in connection with such services (which amount is reported as compensation to Mr. Brown).  Mr. Brown has since become an employee of the Company, and the agreement with 3D Financial has been terminated.

Pursuant to a Board-approved oral agreement, Paul Currie provides investor relation service to the Company in exchange for compensation of $42,000 per year, paid monthly. During 2009, Mr. Currie received an aggregate of $42,000 in compensation from the Company for such services.

In 2004, Steven Sunyich and Christopher Sunyich, the CEO and President, respectively, entered into employment contracts with the Company.  From 2004 to 2009, wages not paid in cash or stock was accrued without interest.  The balance of accrued wages as of December 31, 2009 for the CEO, President and COO  were $367,555, $409,499, and $6,000, respectively.   It is anticipated that accrued wages will be paid out of profits when management and the Board of Directors believe there will be no negative impact on the Company.

Independence of Board of Directors and Committees

Our Board of Directors currently consists of Steven L. Sunyich, Paul Currie, and Robert Dahl. The Board of Directors has determined that Mr. Dahl is independent, using the standards of independence applicable to companies listed on the NASDAQ stock market.   Mr. Sunyich is not independent because he is the Chief Executive Officer of the Company, and Mr. Currie is not independent because the $42,000 in fees paid to the affiliate of Mr. Currie for providing investor relations services to the Company exceed 5% of the revenues of such affiliate during 2009.

We do not presently have a standing audit committee, nominating committee or compensation committee, and we do not have a charter for any such committees.  Our entire Board of Directors performs the functions generally preformed by such committees. Mr. Dahl is independent using the standards of the NASDAQ Stock Market applicable to such committees.  Neither Mr. Sunyich nor Mr. Currie is independent under such standards for the reasons described above.

Compensation Processes and Procedures

Because of our early stage of development and limited resources, our process for determining compensation is informal.  We do not have a compensation committee or a compensation committee charter.  We have not, and in the near future do not expect to, engage a compensation consultant with respect to compensation.  Compensation decisions are made by the entire Board of Directors, including Steven L. Sunyich our Chief Executive Officer, based upon the Board of Directors’ subjective determination of what salaries the Company can afford with its limited resources and what level of equity-based compensation is necessary to attract and retain key personnel.   Based upon the subjective knowledge of the industry and other public companies, we believe that our salaries currently in place or proposed for our executive officers are below market.  In the future, particularly as we hire outside personnel without significant equity stakes, we expect that the cash portion of the compensation for new, and possibly existing, executives will increase.

Stockholder Communications with the Board of Directors

Stockholders may send communications to the Board of Directors or to specified individual directors by mailing such communications to the Secretary of the Company at the address of the Company first set forth above and indicating that such communications are for the Board of Directors or specified individual directors, as appropriate.  All communications received by mail are forwarded to the directors to which they are addressed unless the communications contain information substantially similar to that forwarded by the same stockholder, or an associated stockholder, within the past 90 days.   Stockholders may also contact the Paul Currie, a board member using the following email address: paulcurrie@idealfsi.com.

Item 8.  Legal Proceedings

Other than as described below, we are not engaged in any legal proceedings, nor are we aware of any pending or threatened legal proceedings that, singly or in the aggregate, would reasonably be expected to have a material adverse effect on our business, financial condition or results of operations.

During 2009, the Company was notified of a claim from a merchant for alleged VISA fines and penalties incurred in excess of the reserves held by the merchant in the amount of $115,320.  The Company has requested substantiation of the fines and penalties however, the claimant has been unable to substantiate the claim.  The Company is currently negotiating with the claimant and is currently unable to estimate the outcome or the potential loss that may be incurred if any.

Item 9.  Market Price of and Dividends on the Registrants Common Equity and Related Stockholder matters

The table below sets forth the high and low bid quotations for our Common Stock as reported on the Pink Sheets for the periods indicated.  Our Common Stock is quoted on the Pink Sheets under the symbol IFSL.

	High	Low
Fiscal Year Ended December 31, 2010
Quarter ended June 30, 2010	$.0020	$.0014
Quarter ended March 31, 2010	$.0050	$.0031

Fiscal Year Ended December 31, 2009
Quarter ended December 31, 2009	.0100	.0020
Quarter ended September 30, 2009	.0117	.0008
Quarter ended June 30, 2009	.0031	.0001
Quarter ended March 31, 2009	.0003	.0001

Fiscal Year Ended December 31, 2008
Quarter ended December 31, 2008	.0002	.0001
Quarter ended September 30, 2008	.0003	.0001
Quarter ended June 30, 2008	.0001	.0001
Quarter ended March 31, 2008	.0002	.0001

The quotations set forth above reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Outstanding Shares and Number of Stockholders

As of July 15 , 2010, there were 4,391,350,300 outstanding, which were held by approximately 75 holders of record and 200,000,000 shares of Series A Preferred Stock outstanding held by one holder of record. In addition, there were 410,388,000 shares of Common Stock subject to outstanding warrants to purchase Common Stock as of such date.

Dividends

We have never declared or paid dividends on any class of equity securities, and we currently intend to retain any future earnings for use in our business and do not anticipate paying any dividends on our outstanding Common Stock in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

The Company sets forth information with respect to compensation plans (including individual compensation arrangements) under which equity securities of the Company are authorized for issuance as of December 31, 2009:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	N/A(1)	N/A(1)	N/A(1)
Equity compensation plans not approved by security holders	10,000,000(2)	N/A	N/A
Total	10,000,000	N/A	N/A

(1) The shareholders of the Company approved its 2010 Stock Incentive Plan in January 2010, pursuant to which the Company is authorized to issue options and other equity awards with respect to up to 500 million shares of Common Stock.  As of March 15, 2010, no option or awards have been granted under the Plan

(2) Represents the right to receive an aggregate of 10,0000,000 shares of Common Stock granted outside of any plan to Kent Brown if his employment continues through June 30, 2010.

Item 10.   Recent Sales of Unregistered Securities

In March 2010, the Company issued (a) 24,000,000 shares of Common Stock to various Company employees as incentive bonus compensation in the amount of $50,400 ($0.0021 per share), (b) 30,000,000 shares of Common Stock to individual in exchange for software development services rendered in 2009, valued at $9,783 ($0.0025 per share).

The offer and sale of such shares of our Common Stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and similar state securities law exemptions, based upon the following: (a) each investor was an “accredited investor,” as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) each investor was provided with certain information all other information requested with respect to our company; (d) each investor acknowledged that all securities being purchased were “restricted securities” for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) legends were placed on the certificates representing the securities stating that they were restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act and/or transfer restrictions were implement.

In March 2009, the Company issued (a) 300,000,000 shares of Common Stock to Steven L. Sunyich, CEO as payment of accrued salary in the amount of $30,000 ($.0001 per share), (b) 300,000,000 shares of Common Stock to Christopher Sunyich as payment of accrued salary in the amount of $30,000 ($.0001 per share).

The offer and sale of such shares of our Common Stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act, and similar state securities law exemptions based upon the following: (a) each investor confirmed to us that the investor was an “accredited investor,” as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) each investors was provided with certain disclosure materials and all other information requested with respect to our company; (d) each investors acknowledged that all securities being purchased were “restricted securities” for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

In June 2009, the Company issued (a) 145,397,735 shares of Common Stock to various consultants as payment for services with a value of $159,938 ($.0011 per share) as detailed in the following table:

Consultant:	Purpose:	# of shares	Value
ALM Management – Jim Moore	Marketing Partner	10,000,000	$ 11,000
Brian Barnett	Website Development	79,397,735	87,338
Integrity Media – Kurt Divich	Investor Relations	35,000,000	38,500
Emerging Markets	Public Relations	21,000,000	23,100

The offer and sale of such shares of our Common Stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and similar state securities law exemptions, based upon the following: (a) each investor was an “accredited investor,” as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) each investor was provided with certain information all other information requested with respect to our company; (d) each investor acknowledged that all securities being purchased were “restricted securities” for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) legends were placed on the certificates representing the securities stating that they were restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act and/or transfer restrictions were implement.

In 2008, the Company issued an aggregate of 106,525,735 shares of Common Stock to an individual in exchange for software development services valued at $10,652 (using a value of $.0001 per share).    The offer and sale of such shares of our Common Stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and similar state securities law exemptions, based upon the following: (a) each investor was an “accredited investor,” as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) each investor was provided with certain information all other information requested with respect to our company; (d) each investor acknowledged that all securities being purchased were “restricted securities” for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) legends were placed on the certificates representing the securities stating that they were restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act and/or transfer restrictions were implement.

On February 2, 2007, the Company issued 250,000,000 shares of Common Stock, and on July 17, 2007 the Company issued 300,000,000 shares of Common Stock, to Mazuma Corporation, for an aggregate purchase price of $110,000 ($.0002 per share).  The offer and sale of such shares of our Common Stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and similar state securities law exemptions, based upon the following: (a) each investor was an “accredited investor,” as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) each investor was provided with certain information all other information requested with respect to our company; (d) each investor acknowledged that all securities being purchased were “restricted securities” for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) legends were placed on the certificates representing the securities stating that they were restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act and/or transfer restrictions were implement.

On August 31, 2007, the Company issued 25,100,000 shares of Common Stock to an individual investor for $5,020 ($0.0002 per share).  On August 31, 2007, the Company issued 1,000,000 shares of Common Stock to an individual in exchange for a URL.  The offer and sale of such shares of our Common Stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and similar state securities law exemptions, based upon the following: (a) each investor was an “accredited investor,” as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) each investor was provided with certain information all other information requested with respect to our company; (d) each investor acknowledged that all securities being purchased were “restricted securities” for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) legends were placed on the certificates representing the securities stating that they were restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act and/or transfer restrictions were implement.

Item 11.  Description of the Registrants Securities to be Registered

Authorized and Outstanding Shares, Options and Warrants

Our authorized capital stock consists of 8,000,000,000 shares of Common Stock, 0.001 par value, and 500,000,000 shares of Preferred Stock, $0.001 par value, of which 200,000,000 are designated as Series A Preferred Stock.  As of July 15 , 2010, 4,391,350,300 shares of our Common Stock are outstanding, and 200,000,000 shares of Series A Preferred Stock are outstanding.

As July 15 , 2010, there are outstanding an aggregate of 410,388,000 options and warrants to purchase Common Stock of the Company.

The Company recently approved and authorized its 2010 Stock Incentive Plan, pursuant to which the Board of Directors may grant employees, directors and certain consultants of the Company equity incentive awards with respective up to 500 million shares of Common Stock (subject to adjustment in the event of a recapitalization).  The types of awards under the plan include:  (i) granting incentive stock options, as defined in Section 422 of the Internal Revenue Code of 1986, as amended; (ii) granting options other than incentive stock options; (iii) awarding stock bonuses; (iv) selling shares subject to restrictions; and (v) awarding performance-based awards.   As of the date of the Form 10, no awards have been granted under this plan.

Common Stock

The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote of stockholders.  In the event of liquidation, holders of Common Stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities, if any.  Holders of Common Stock have no cumulative voting rights or no preemptive or other rights to subscribe for shares.  Holders of Common Stock are entitled to such dividends as may be declared by the board of directors out of funds legally available for dividends.  The rights, preferences and privileges of holders of our Common Stock are subject to any series of Preferred Stock that we may issue in the future, as described below.

Preferred Stock

Our Board of Directors has the authority to issue Preferred Stock in one or more series and to fix the number, designation, power, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions thereof, if any, of any series of Preferred Stock, including, without limitation, the following, without any further vote or action by our stockholders:

•
the distinctive designation of, and the number of shares of, Preferred Stock which shall constitute the series, which number may be increased (except as otherwise fixed by the Board of Directors) or decreased (but not below the number of shares thereof then outstanding) from time to time by action of the Board of Directors;

•
the rate and times at which, and the terms and conditions upon which, dividends, if any, on shares of the series shall be paid, the extent of preferences or relations, if any, of such dividends to the dividends payable on any other class or classes of stock of the Company, or on any series of Preferred Stock or of any other class or classes of stock of the Company, and whether such dividends shall be cumulative or non-cumulative;

•
the right, if any, of the holders of shares of the series to convert the same into, or exchange the same for, shares of any other class or classes of stock of the Company, or of any series of Preferred Stock or of any other class or classes of stock of the Company, and the terms and conditions of such conversion or exchange;

•
whether shares of the series shall be subject to redemption, and the redemption price or prices including, without limitation, a redemption price or prices payable in shares of the Common Stock and the time or times at which, and the terms and conditions upon which, shares of the series may be redeemed;

•	the rights, if any, of the holders of shares of the series upon voluntary or involuntary liquidation, merger, consolidation, distribution or sale of assets, dissolution or winding-up of the Company;

•	the terms of the sinking fund or redemption or purchase account, if any, to be provided for shares of the series; and

•
the voting power, if any, of the holders of shares of the series which may, without limiting the generality of the foregoing, include the right to more or less than one vote per share of any or all matters voted upon by the stockholders and the right to vote, as a series by itself or together with other series of Preferred Stock as a class, upon such matters, under such circumstances and upon such conditions as the Board of Directors may fix, including, without limitation, the right, voting as a series by itself or together with other series of Preferred Stock or together with all series of Preferred Stock as a class, to elect one or more directors of the Company in the event there shall have been a default in the payment of dividends on any one or more series of Preferred Stock or under such other circumstances and upon such condition as the Board of Directors may determine.

The issuance of Preferred Stock by our Board of Directors could adversely affect the rights of holders of our Common Stock.  The potential issuance of Preferred Stock, including the past issuance of the Series A Preferred Stock, may

•	have the effect of delaying or preventing a change in control of the Company;

•	discourage bids for the Common Stock at a premium over the market price of the Common Stock; and

•	adversely affect the market price of, and the voting and other rights of the holders of our Common Stock.

Series A Preferred Stock.

Of the authorized shares of Preferred Stock, 200,000,000 have been designated as Series A Preferred Stock (which designation was changed from “Preferred Stock” in January 2010).  The holders of Series A Preferred Stock are entitled to ten votes per share on each matter submitted to a vote of stockholders and vote together with the Common Stock as a class, except where class voting is required by the Nevada corporate code.  Holders of Series A Preferred Stock share ratably with the Common Stock on an as converted basis in the distribution of assets remaining after payment of liabilities, if any.   Certain change of control transactions, including a sale by the Company of substantially all of its assets and a merger involving a change of control, are determined to be liquidation events with respect to the Series A Preferred Stock. Holders of Series A Preferred Stock do not have cumulative voting rights or preemptive or other rights to subscribe for shares.  Holders of Series A Preferred Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available for dividends in the same amount of, but in preference to, shares of Common Stock.  Each share of Series A Preferred Stock is convertible at any time at the option of the holder into 10 shares of Common Stock.

There are no provisions in our Amended and Restated Articles of Incorporation (the “Articles”) or Amended and Restated Bylaws (the “Bylaws”) that would delay, defer or prevent a change in control of the Company (other than, as disclosed above, the right of the Board of Directors to issue shares of Preferred Stock without stockholder approval);  provided, however, under the Nevada corporate code, the following provisions may become applicable:

Combinations with Interested Stockholders

Sections 78.411 to 78.444 of the Nevada Revised Statutes contain provisions limiting business combinations between “resident domestic corporations” and “interested stockholders.”  These sections provide that the resident domestic corporation and the interested stockholder may not engage in specified business “combinations” for three years following the date the person became an interested stockholder unless the Board of Directors approved, before the person became an interested stockholder, either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

These sections of Nevada corporate law also contain limitations on transactions entered into with the interested stockholder after the expiration of the three-year period following the date the person became an interested stockholder.  Certain exceptions to these restrictions apply if specified criteria suggesting the fairness of a combination are satisfied.  For purposes of these provisions, “resident domestic corporation” means a Nevada corporation that has 200 or more stockholders of record, and “interested stockholder” means any person, other than the resident domestic corporation or its subsidiaries, who is:

•     the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the resident domestic corporation; or
•     an affiliate or associate of the resident domestic corporation and at any time within three years immediately before the date in question was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding shares of the resident domestic corporation.

Business combinations for this purpose include:

•     a merger or plan of share exchange between the resident domestic corporation or a subsidiary and the interested stockholder or, after the merger or exchange, an affiliate;
•     any sale, lease, mortgage or other disposition to the interested stockholder or an affiliate of assets of the corporation having a market value equal to 5% or more of the market value of the assets of the corporation, 5% or more of the outstanding shares of the corporation or 10% or more of the earning power or net income of the corporation;
•     specified transactions that result in the issuance or transfer of capital stock with a market value equal to 5% or more of the aggregate market value of all outstanding shares of capital stock of the corporation to the interested stockholder or an affiliate; and
•     certain other transactions that have the effect of increasing the proportion of the outstanding shares of any class or series of voting shares owned by the interested stockholder.

Pursuant an amendment to the Articles dated January 25, 2010, the Company elected to opt out of these provisions as permitted by Section78.434(5) of the Nevada Revised Statutes; however, were the Articles to be amended to eliminate the opt-out provision, the above-described provisions of the Nevada corporate code would limit certain transactions with interested stockholders.

Acquisition of Controlling Interest

Sections 78.378-78.3793 of the Nevada corporate code include “acquisition of controlling interest” provisions.  If applicable to a Nevada corporation, the provisions restrict the voting rights of certain stockholders that acquire or offer to acquire ownership of a “controlling interest” in the outstanding voting stock of an “issuing corporation.”  For purposes of these provisions, a “controlling interest” means, with certain exceptions, the ownership of outstanding voting stock sufficient to enable the acquiring person to exercise one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more, of all voting power in the election of directors, and “issuing corporation” means a Nevada corporation which has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation, and which does business in Nevada directly or through an affiliated corporation.   The restrictions of sections 78.38-78.3793 of the Nevada corporate code do not currently apply to shares of capital stock of the Company because the Company’s Bylaws and Articles opt out of such provisions; however, were the Bylaws and Articles to be amended to eliminate the opt-out provision, the above-described provisions of the Nevada corporate code would limit certain transactions with persons acquiring a controlling interest.

Authorization of Reverse Stock Split

In addition, our Board of Directors and stockholders have approved a resolutions that give the Board of Directors the right to effect, or determine not to effect, a reverse split of the Common Stock and Series A Preferred Stock at any time before January 15, 2011 at any ratio between 10:1 and 500:1 determined by the Board of Directors to be appropriate.   In general, because the reverse split will affect all shares of Common Stock and Series A Preferred Stock equally, its primary affect should increase the market price of the Common Stock at a ratio that is directly inverse to the reverse split ratio.  For example, in a 100:1 reverse split, the market price should increase 100 times, and the number of outstanding shares held by each holder should decrease to 1/100 of the prior number.    However, pursuant to the resolution, the number of authorized shares of Common Stock and Preferred Stock that the Board of Directors is authorized to issue would be consolidated at a ratio equal to ¼ of the reverse split ratio (e.g. in connection with a 100:1 reverse split, the authorized shares of Common Stock and Preferred Stock would be reduced at a 25:1 ratio).  As a result, any reverse split will effectively increase the number of shares of authorized Common Stock and Preferred Stock that can be issued by the Board of Directors without stockholders approval.

Transfer Agent and Registrar

Our transfer agent is Nevada Agency and Transfer Company, located at 50 W. Liberty St., Suite 880, Reno, NV 89501.

Item 12.  indemnification of Directors and Officers

Our Articles of Incorporation provide that, to the fullest extent permitted by Nevada law, we shall indemnify our officers and directors.  Our Board of Directors shall be entitled to determine the terms of indemnification, including advance of expenses, and to give effect thereto through the adoption of by-laws, approval of agreements or by any other manner approved by the Board of Directors.

Our Articles of Incorporation also provide that, to the fullest extent permitted by Nevada law and subject to our by-laws, our directors and officers shall not be liable to the Company or its stockholders for damages for their conduct or omissions as directors or officers.

Our Bylaws provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Our Bylaws also provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.  Indemnification shall not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

In addition, the Bylaws of the Company provide that, to the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in preceding two paragraphs or in defense of any claim, issue or matter therein, he shall be indemnified by the Company against expenses, including attorneys’ fees, actually and reasonably incurred by him or her in connection with the defense.

Any such indemnification not ordered by a court may be made by the Company only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination is required to be made (a) by the shareholders; (b) by the Board of Directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding; (c) if a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or (d) if a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

The Company is required to pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation.   In addition, the Bylaws provide that the Company may purchase director and officer insurance to protect officers and directors against loss whether or not it would be able to indemnify the officers and directors against such loss.

The provisions of the articles of incorporation and bylaws of the Company are limited by Nevada law.  Nevada law permits a corporation to indemnify its present or former directors and officers, employees and agents made a party, or threatened to be made a party, to any third party proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person:

•	acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation; and
•	with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful; and
•	if an officer or director, did not violate fiduciary duties in a manner involving intentional misconduct, fraud, or a knowing violation of law.

In a derivative action, or an action by or in the right of the Company, the Company is permitted to indemnify directors, officers, employees and agents against expenses actually and reasonably incurred by them in connection with the defense or settlement of an action or suit if they;

•	acted in good faith and in a manner that they reasonably believed to be in or not opposed to the best interests of the corporation; and
•	if an officer or director, did not violate fiduciary duties in a manner involving intentional misconduct, fraud, or a knowing violation of law.

However, in such a case, no indemnification shall be made if the person is adjudged liable to the corporation, unless and only to the extent that, the court in which the action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability to the corporation.

Indemnification is mandatory if the person is successor on the merits or otherwise in defense of any action, suit or proceeding referred to above.   Discretionary indemnification is permitted only if approved by:

•	the shareholders;
•	the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;
•	if a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or
•	if a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

The Nevada corporate law allows the Company to advance expenses before the resolution of an action, if in the case of current directors and officers, such persons agree to repay any such amount advanced if they are later determined not to be entitled to indemnification.

Item 13.  Financial Statements and Supplementary Data

The information required by this item begins on page F-1 hereto following the signature page of this Form 10, which information is incorporated herein by reference.

Item 14.  Changes in and Disagreements with Accountants and Financial Disclosure

In October 2009, pursuant to the recommendation of its management and with the approval of its Board of Directors, the Company engaged Hansen, Barnett & Maxwell, P.C. as the Company's independent public accountants for the fiscal year ended December 31, 2009.  No  consultations  occurred  between the Company and Hansen, Barnett & Maxwell during the two prior fiscal years, or in any interim period preceding the appointment of Hansen, Barnett & Maxwell, regarding the  application of accounting  principles,  the type of audit opinion that might be rendered or any other  accounting,  auditing or  financial  reporting  issue.   Prior to the engagement of Hansen, Barnett & Maxwell, the Company’s financial statements were not audited by independent public accountants.

Item 15.  Financial Statements and Exhibits

(a)           Financial Statements

Attached hereto following the signature page beginning on Page F-1 are the following consolidated financial statements of Ideal Financial Solutions, Inc.

(b)           Exhibits

Exhibit No.	Exhibit	Incorporated by Reference/Filed Herewith
3.1	Articles of Incorporation	Incorporated by reference to Registration Statement on Form 10 filed with the SEC on June 21, 2010, File No. 000-53922.
3.2	By-laws	Incorporated by reference to Registration Statement on Form 10 filed with the SEC on June 21, 2010, File No. 000-53922.
4.1	Form of Common Stock Certificate	Incorporated by reference to Registration Statement on Form 10 filed with the SEC on June 21, 2010, File No. 000-53922.
10.1	2010 Stock Incentive Plan**	Incorporated by reference to Registration Statement on Form 10 filed with the SEC on June 21, 2010, File No. 000-53922.
10.2	E-Finance Services Agreement with Metavante Corporation, dated November 23, 2004*	Incorporated by reference to Registration Statement on Form 10 filed with the SEC on June 21, 2010, File No. 000-53922.
10.3	Employment Agreement with Steven L. Sunyich, dated June 28, 2004**	Incorporated by reference to Registration Statement on Form 10 filed with the SEC on June 21, 2010, File No. 000-53922.
10.4	Employment Agreement with Christopher Sunyich, dated April 1, 2009**	Incorporated by reference to Registration Statement on Form 10 filed with the SEC on June 21, 2010, File No. 000-53922.
10.5	Lease Agreement dated March 21, 2010 with South Winds Commercial Center, LC	Incorporated by reference to Registration Statement on Form 10 filed with the SEC on June 21, 2010, File No. 000-53922.
10.6	Consulting Agreement with 3D Financial, Inc. dated October 1, 2008**	Incorporated by reference to Registration Statement on Form 10 filed with the SEC on June 21, 2010, File No. 000-53922.
10.7	Promissory Note dated October of 2009 made by Robert Dahl in favor of the Company	Filed herewith

10.8	Description of Oral Agreement with Paul Currie	Filed herewith

21	List of Subsidiaries	Incorporated by reference to Registration Statement on Form 10 filed with the SEC on June 21, 2010, File No. 000-53922.

* Portions of this Exhibit have been omitted pursuant to Rule 24b-2, are filed separately with the SEC and are subject to a confidential treatment request.
** Indicates management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Ideal Financial Solutions, Inc.

Date: August 2 , 2010	By: /s/ Steven Sunyich
Steven Sunyich, Chief Executive Officer

IDEAL FINANCIAL SOLUTIONS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets, March 31, 2010 (Unaudited) and December 31, 2009 and 2008	F-3

Consolidated Statements of Operations for the Three Months Ended March 31, 2010 and 2009 (Unaudited) and for the Years Ended December 31, 2009 and 2008	F-4

Consolidated Statements of Stockholders’ Deficit for the Years Ended December 31, 2008 and 2009 and for the Three Months Ended March 31, 2010 (Unaudited)	F-5

Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2010 and 2009 (Unaudited) and for the Years Ended December 31, 2009 and 2008	F-6

Notes to Consolidated Financial Statements	F-7

_________________________________________

HANSEN, BARNETT & MAXWELL, P.C.
A Professional Corporation	Registered with the Public Company
CERTIFIED PUBLIC ACCOUNTANTS	Accounting Oversight Board
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200 Fax: (801) 532-7944 www.hbmcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Ideal Financial Solutions, Inc.

We have audited the accompanying consolidated balance sheets of Ideal Financial Solutions, Inc. and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ideal Financial Solutions, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1, the accompanying consolidated financial statements as of December 31, 2009 and 2008 and for the years then ended have been restated for the effects of correcting revenue earned.

HANSEN, BARNETT & MAXWELL, P.C.
Salt Lake City, Utah
June 16, 2010

IDEAL FINANCIAL SOLUTIONS, INC.
CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2010	2009	2008
	(Unaudited)	(As Restated - Note 1)
ASSETS
Current Assets
Cash and cash equivalents	$271,263	$328,856	$151,705
Merchant reserves	814,555	286,844	21,749
Related party notes receivable - current portion	25,000	25,000	-
Total Current Assets	1,110,818	640,700	173,454
Property and Equipment, net of accumulated depreciation of
$27,869, $22,608 and $8,648, respectively	114,165	109,424	18,135
Related Party Notes Receivable, net of current portion	3,306	1,894	-
Total Assets	$1,228,289	$752,018	$191,589

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current Liabilities
Trade accounts payable	$640,263	$328,743	$114,170
Accrued liabilities	1,040,957	933,230	1,249,519
Deferred revenue	820,144	331,913	160,389
Notes payable	17,230	17,230	297,081
Total Current Liabilities	2,518,594	1,611,116	1,821,159
Shareholders' Deficit
Series A convertible preferred stock, $0.001 par value; 200,000,000 shares
authorized and outstanding; liquidation preference $10,053	10,053	10,053	10,053
Undesignated preferred stock, $0.001 par value; 300,000,000 shares
authorized; no shares outstanding	-	-	-
Common stock, $0.001 par value; 8,000,000,000 shares authorized;
4,329,055,833 shares, 4,319,055,833 shares and 3,661,452,440 shares
outstanding, respectively	4,329,056	4,319,056	3,661,453
Additional paid-in capital	2,314,887	2,309,454	2,877,506
Accumulated deficit	(7,944,301)	(7,497,661)	(8,178,582)
Total Shareholders' Deficit	(1,290,305)	(859,098)	(1,629,570)
Total Liabilities and Shareholders' Deficit	$1,228,289	$752,018	$191,589

The accompanying notes are an integral part of these consolidated financial statements.

IDEAL FINANCIAL SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three
	Months Ended		For the Years Ended
	March 31,		December 31,
	2010	2009	2009	2008
	(Unaudited)		(As Restated - Note 1)

Revenue, net of refunds	$2,650,761	$1,617,247	$7,096,052	$741,160
Expenses
Marketing and advertising	2,168,150	817,355	3,734,766	506,464
Customer service	152,410	130,205	748,873	71,267
Salaries	244,027	115,054	580,519	353,637
Professional fees	189,119	31,934	570,268	27,614
General and administrative	344,035	58,821	742,866	219,667
Total Expenses	3,097,741	1,153,369	6,377,292	1,178,649
Income (Loss) from Operations	(446,980)	463,878	718,760	(437,489)
Other Income (Expense)
Interest expense	-	(32,610)	(39,788)	(71,591)
Other income	340	51	1,949	3,135
Net Other Income (Expense)	340	(32,559)	(37,839)	(68,456)
Net Income (Loss)	$(446,640)	$431,319	$680,921	$(505,945)

Basic Earnings (Loss) Per Share	$-	$-	$-	$-
Diluted Earnings (Loss) Per Share	-	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

IDEAL FINANCIAL SOLUTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009 AND FOR THE THREE MONTHS ENDED MARCH 31, 2010

	Series A Convertible				Additional		Total
	Preferred Stock		Common Stock		Paid-in	Accumulated	Shareholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance, December 31, 2007	200,000,000	$10,053	3,554,929,705	$3,554,930	$2,960,929	$(7,672,637)	$(1,146,725)
Shares issued for services	-	-	106,522,735	106,523	(93,223)	-	13,300
Contribution of an accrued liability
to additional paid-in capital by an
officer; no additional shares issued	-	-	-	-	9,800	-	9,800
Net loss, as restated -- Note 1	-	-	-	-	-	(505,945)	(505,945)
Balance, December 31, 2008	200,000,000	10,053	3,661,452,440	3,661,453	2,877,506	(8,178,582)	(1,629,570)
Shares issued upon conversion of
accrued compensation liability	-	-	600,000,000	600,000	(540,000)	-	60,000
Issuance of unvested shares	-	-	24,000,000	24,000	(24,000)	-	-
Shares issued for services	-	-	95,897,860	95,898	55,772	-	151,670
Share-based compensation	-	-	-	-	25,200	-	25,200
Shares redeemed for cash	-	-	(62,294,467)	(62,295)	(85,024)	-	(147,319)
Net income, as restated -- Note 1	-	-	-	-	-	680,921	680,921
Balance, December 31, 2009	200,000,000	10,053	4,319,055,833	4,319,056	2,309,454	(7,497,661)	(859,098)
Issuance of unvested shares (unaudited)	-	-	10,000,000	10,000	(10,000)	-	-
Share-based compensation (unaudited)	-	-	-	-	15,433	-	15,433
Net loss (unaudited)	-	-	-	-	-	(446,640)	(446,640)
Balance, March 31, 2010
(Unaudited)	200,000,000	$10,053	4,329,055,833	$4,329,056	$2,314,887	$(7,944,301)	$(1,290,305)

The accompanying notes are an integral part of these consolidated financial statements.

IDEAL FINANICAL SOLUTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three
	Months Ended		For the Years Ended
	March 31,		December 31,
	2010	2009	2009	2008
	(Unaudited)		(As Restated - Note 1)
Cash Flows from Operating Activities
Net income (loss)	$(446,640)	$431,319	$680,921	$(505,945)
Adjustments to reconcile net income (loss) to
net cash provided by (used in) operating activities:
Common stock issued for services	-	1,680	151,670	13,300
Share-based compensation	15,433	-	25,200	9,800
Loss from disposal of equipment	-	-	-	(1,341)
Depreciation and amortization	5,261	4,017	13,960	6,919
Changes in operating assets and liabilities:
Merchant reserves	(527,711)	(206,047)	(265,029)	(21,815)
Other assets	(1,412)	-	-	(5,577)
Accounts payable	311,520	181,688	214,573	126,909
Accrued liabilities	107,727	61,400	(256,288)	297,250
Deferred revenue	488,231	111,019	171,458	153,286
Net Cash Provided by (Used in) Operating Activities	(47,591)	585,076	736,465	72,786
Cash Flows from Investing Activities
Proceeds from collections of related party notes receivable	-	-	850	-
Advances on related party notes receivable	-	(20,150)	(27,744)	-
Purchase of property and equipment	(10,002)	-	(105,250)	-
Net cash Used in Investing Activities	(10,002)	(20,150)	(132,144)	-
Cash Flow from Financing Activities
Redemption of common stock	-	-	(147,319)	-
Proceeds from issuance of notes payable	-	-	-	40,195
Principal payments on notes payable	-	(238,851)	(279,851)	-
Net Cash Provided by (Used in) Financing Activities	-	(238,851)	(427,170)	40,195
Net Change in Cash	(57,593)	326,075	177,151	112,981
Cash at Beginning of Period	328,856	151,705	151,705	38,724
Cash at End of Period	$271,263	$477,780	$328,856	$151,705

Supplemental Cash Flow Information
Cash paid for interest	$-	$-	$39,788	$71,591

Supplemental Schedule of Noncash Investing and Financing Activities
Common stock issued upon conversion of accrued compensation	$-	$60,000	$60,000	$-
Contribution of an accrued liability to additional
paid-in capital by an officer; no additional shares issued	-	-	-	9,800

The accompanying notes are an integral part of these consolidated financial statements.

IDEAL FINANCIAL SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO CONSLIDATED FINANCIAL STATEMENTS
(Information with Respect to March 31, 2010 and for the Three Months Ended March 31, 2010 and 2009 is Unaudited)

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Organization and Nature of Operations – Ideal Financial Solutions, Inc. is incorporated under the laws of the State of Nevada and has 11 wholly-owned subsidiaries, which, with Ideal Financial Solutions, Inc., are referred to herein as the Company.

The Company markets and sells a suite of online software solutions to customers for monthly subscription fees that enable the customers to access the Company’s software solutions online and to receive related customer support. The Company’s software includes education, support and automated online tools intended to enable customers to create additional cash resources, to reduce or eliminate non-asset-building debt and to build financial independence. The suite of software solutions is marketed by the Company and through independent marketing organizations (marketing partners) that are paid a portion of the monthly subscription fees or a one time payment for referral . The Company initiates credit card charges to customers for the monthly subscription fees that are collected through merchant clearing accounts.

Principles of Consolidation – The accompanying consolidated financial statements include the operations, transactions and balances of Ideal Financial Solutions, Inc. and all of its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Significant estimates include the recoverability of merchant reserves, revenue returns and refunds, share-based compensation forfeiture rates, and the potential outcome of future tax consequences of events that have been recognized for financial reporting purposes. Actual results and outcomes may differ from management’s estimates and assumptions.

Cash and Cash Equivalents – The Company considers all highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Merchant Reserves – Online subscription-based services require the use of credit card merchant accounts. The merchant clearing companies retain a portion of collected fees to cover possible loss from charge backs and refunds. Upon a satisfactory period with a merchant clearing company, the percent of cash held in reserve is reduced and paid to the Company.

Property and Equipment – Property and equipment are recorded at cost less accumulated depreciation.  Maintenance, repairs, and minor replacements are charged to expense as incurred. When depreciable assets are retired, sold, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in operations. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, which are three to five years. Depreciation expense for the years ended December 31, 2009 and 2008 was $5,114, and $980, respectively.

IDEAL FINANCIAL SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO CONSLIDATED FINANCIAL STATEMENTS
(Information with Respect to March 31, 2010 and for the Three Months Ended March 31, 2010 and 2009 is Unaudited)

Impairment of Long-Lived Assets – The Company reviews its long-lived assets for impairment annually and when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company uses an estimate of future undiscounted net cash flows from the related asset or group of assets over their remaining life in measuring whether the assets are recoverable. If it is determined that the carrying value of an asset will not be recovered, the carrying value is written down to the asset’s fair value determined by the discounted net cash flows from the asset. No impairment of long-lived assets was recognized during the three months ended March 31, 2010 or the years ended December 31, 2009 or 2008.

Revenue Recognition – Monthly subscription fees vary and are based on the services provided to customers including access to one or more of the Company’s online suite of software solutions. Subscription fees for each service are determined individually based on the price each service is charged to the customer and are recognized as revenue over the period the services are provided, less estimated refunds and credit card charge-backs based on historical experience rates.

Subscription fees received in advance of service as revenue are deferred until earned.  Deferred revenue for the three months ended March 31, 2010 and the years ended December 31, 2009 and 2008 were $820,144, $331,913 and $16,389, respectively.  Estimated refunds and credit card charge-backs are estimated and accrued in the same period the revenue is earned. Accrued refunds for the three months ended March 31, 2010 and the years ended December 31, 2009 and 2008 were $152,243, $62,547 and $31,199, respectively and are included in Accrued Liabilities.

Marketing and Advertising – The Company has contracts with independent marketing organizations (marketing partners), which marketing partners are paid a portion of the monthly subscription fees, or one time payments, for referrals of customers or for directing prospective customers to the Company’s websites. The cost of the services provided are recognized as marketing and advertising expense at the date the referrals are received and the obligation under the contracts is incurred.

Concentration Risk – During the first quarter of 2010, the Company had a marketing partner that provided 82% of all advertising leads.  The Company’s relationship with this marketing partner was terminated during the second quarter of 2010.  During 2009, the Company had a different marketing partner that provided 70% of all advertising leads.  This marketing partner discontinued providing services to the Company in August 2009.

Customer Service – The Company outsources customer service to an unaffiliated company and is billed for the customer support provided on an hourly basis. Customer support expenses are recognized as incurred.

Income Taxes – Provisions for income taxes are based on taxes payable or refundable for the current year and deferred income taxes. Deferred income taxes are provided on differences between the tax bases of assets and liabilities and their reported amounts in the financial statements and on tax carry forwards. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. A valuation allowance is provided against deferred income tax assets when it is not more likely than not that the deferred income tax assets will be realized.

Earnings (Loss) Per Share –The computations of basic earnings (loss) per share are based on net income (loss) divided by the weighted-average number of common shares outstanding during the period, adjusted for qualified participating securities, using the if-converted method, when the qualified participating securities are dilutive. Diluted earnings (loss) per share are calculated by dividing net income (loss) assuming dilution by the weighted-average number of common shares and potentially dilutive shares of common stock issuable upon conversion of non-participating shares. The potential common shares issuable upon exercise of warrants included in diluted earnings (loss) per share are determined by the treasury stock method.

IDEAL FINANCIAL SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO CONSLIDATED FINANCIAL STATEMENTS
(Information with Respect to March 31, 2010 and for the Three Months Ended March 31, 2010 and 2009 is Unaudited)

At December 31, 2009, there were 33,016,000 warrants that were excluded from the calculation of diluted earnings per share, as the exercise prices of the warrants were in excess of market price of the common stock and would have been anti-dilutive. At March 31, 2010 and December 31, 2008, there were participating common stock equivalents from convertible preferred stock of 2,000,000,000 shares that were excluded from the computation of basic loss per share and there were 480,040,000 warrants that were excluded from the calculation of diluted loss per share because their effects would have been anti-dilutive.

The calculations of basic and diluted earnings (loss) per share were as follows:

	For the Three Months		For the Years Ended
	Ended March 31,		December 31,
	2010	2009	2009	2008
	(Unaudited)		(As Restated - Note 1)

Net income (loss)	$(446,640)	$431,319	$680,921	$(505,945)
Weighted-average common shares outstanding	4,384,683,633	3,688,119,107	4,151,904,873	3,588,211,495
Effect of participating Series A convertible preferred stock	-	2,000,000,000	2,000,000,000	-
Basic weighted-average common shares outstanding	4,384,683,633	5,688,119,107	6,151,904,873	3,588,211,495
Dilutive effect of outstanding warrants	-	85,714,286	227,446,345	-
Diluted weighted-average common shares outstanding	4,384,683,633	5,773,833,393	6,379,351,218	3,588,211,495
Basic earnings (loss) per share	$-	$-	$-	$-
Diluted earnings (loss) per share	-	-	-	-

Computer Software Costs – The Company charges all software development costs to research and development until technological feasibility has been established.  Technological feasibility has been established when a detail program design has been completed or the completion of a working model, after which additional development costs and updates are capitalized. After technological feasibility has been established, maintenance costs are expensed as incurred.

Share-Based Compensation Plan – The Company accounts for issuances of stock-based compensation to employees and consultants in accordance with generally accepted accounting principles, which require the recognition of the cost of the services received in exchange for an award of equity instruments in the financial statements and is measured based on the grant date fair value of the award or the fair value of the consideration received, whichever is more reliably measureable. Compensation expense is recognized over the period during which service is required to be provided in exchange for the award (the vesting period).

Consolidation of Variable Interest Entities – In June 2009, the FASB issued accounting guidance on the consolidation of variable interest entities. This new guidance revises previous guidance by eliminating the exemption for qualifying special purpose entities, by establishing a new approach for determining who should consolidate a variable-interest entity and by changing when it is necessary to reassess who should consolidate a variable-interest entity.  This guidance became effective for the Company on January 1, 2010. The adoption of this pronouncement did not have material impact on the Company’s financial position or results of operations.

NOTE 2 – RELATED PARTY NOTES RECEIVABLE

During 2009, the Company advanced $27,744 to two employees under the terms of promissory note agreements. The notes are unsecured, bear interest at 10% and 3%, respectively, require total monthly payments of $500 and are due in December 2011 and June 2013, respectively. During the three months ended March 31, 2010, the Company advances the employees and additional $1,412. Future annual maturities of these notes as of December 31, 2009 were as follows:

	Years Ending December 31,
	2010	2011	2012	2013
Future maturities	$8,212	$10,616	$5,440	$2,626

IDEAL FINANCIAL SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO CONSLIDATED FINANCIAL STATEMENTS
(Information with Respect to March 31, 2010 and for the Three Months Ended March 31, 2010 and 2009 is Unaudited)

NOTE 3 – INTANGIBLES ASSETS

The following table summarizes the gross carrying amount and the related accumulated amortization of capitalized computer software costs as of March 31, 2010, December 31, 2009 and 2008, which are recorded on the balance sheet as part of property and equipment and have a 3 year estimated useful life:

	March 31,	December 31,
	2010	2009	2008
	(Unaudited)

Beginning carrying amount	$26,812	$23,842	$16,137
Additions	-	2,970	7,705
Gross carrying amount	26,812	26,812	23,842
Accumulated amortization	(18,298)	(16,127)	(7,281)
Net value	$8,514	$10,685	$16,561

Amortization expense related to intangible assets was $2,203, $2,212 $8,846 and $5,939 during the three months ended March 31, 2010 and 2009 and during the years ended December 31, 2009 and 2008, respectively. Estimated amortization expense for the years ending December 31, 2010 and 2011 is $8,937 and $1,748, respectively.

NOTE 4 – NOTES PAYABLE

From 2004 through 2007, the Company borrowed under the terms of unsecured promissory notes from investors. The notes were all in default and were currently due as of March 31, 2010, December 31, 2009 and 2008. The notes payable consisted of the following:

	March 31,	December 31,
	2010	2009	2008
	(Unaudited)

Unsecured 10% notes payable to investors, in default	$17,230	$17,230	$17,843
Unsecured 15% notes payable to investors	-	-	279,238
Total Notes Payable	$17,230	$17,230	$297,081

NOTE 5 – SHAREHOLDERS’ EQUITY

Preferred Stock – The Company is authorized to issue 500,000,000 shares of preferred stock from time to time with such rights and privileges as the Board of Directors may determine. During July 2004 and October 2006, the Board of directors designated and authorized the Company to issue 200,000,000 shares of $0.001 par value, Series A convertible preferred stock (the “Series A Preferred Stock”). Each share of Series A Preferred Stock is convertible into 10 shares of common stock, or 2,000,000,000 shares of common stock in total.

IDEAL FINANCIAL SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO CONSLIDATED FINANCIAL STATEMENTS
(Information with Respect to March 31, 2010 and for the Three Months Ended March 31, 2010 and 2009 is Unaudited)

The Series A Preferred Stock has no stated dividend rate and will share in any dividend declared by the Board of Directors on a pro rata basis as though it had been converted into common shares. Should the Board declare a dividend, the Series A Preferred Stock would receive payment prior to any dividends being declared or paid on the common stock. Accordingly, the Series A Preferred Stock is a participating security with the common stock for purposes of computing earnings (loss) per share.

Upon any liquidation of the Company, no distribution shall be made to the holders of shares of common stock or other stock ranking junior to the Series A Preferred Stock unless, prior thereto, the holders of shares of Series A Preferred Stock shall have received an amount equal to the original issue price plus an amount equal to accrued and unpaid dividends and distributions thereon. After this preferential payment, the Series A Preferred Shareholders shall participate on an equal basis with the common shareholders as if the preferred stock had been converted into common stock immediately prior to liquidation.

Except as otherwise required by law, the holders of shares of Series A Preferred Stock vote together with the holders of shares of the common stock on all matters submitted to the stockholders of the Company and not as a separate class, and each share of Series A Preferred Stock entitles the holder thereof to 10 votes or the equivalent amount of voting power thereof as determined by the Board of Directors.

Common Stock – In 2008, the Company issued 106,522,735 shares of common stock, valued at $13,300, or $0.000125 per share, as payment for services related to computer software development and maintenance. The common stock and the services provided were valued based on the amount charged by the service provider, which approximated the market value of the common stock issued. Also in 2008, an accrued liability in the amount of $9,800 payable to the Company’s chief executive officer was contributed into capital with no additional shares being issued.

In 2009, the Company issued 95,897,860 shares of common stock to consultants for services valued at $151,670, or $0.001582 per share. The common stock and the related services were valued based on the market value of the common stock at the date the shares were issued.

In 2009, the Company issued 600,000,000 shares of common stock to officers of the Company upon satisfaction of accrued compensation. The common stock and the related compensation were valued at $60,000, or $0.0001 per share, which was equal to the market value of the common stock on the date issued.

In August 2009, the Company purchased and redeemed 62,294,467 shares of common stock for $147,319, or $0.00237 per share, for cash. The price paid was equal to the market value of the common stock on the date purchased and the payment did not include any unstated rights.

On July 17, 2009, the Company awarded selected officers and key employees a total of 24,000,000 shares of unvested common stock. The common stock awarded to each officer or employee vests over a one year period if the officer or employee is employed on June 30, 2010. The Company has not and will not deliver the related stock certificates to the officers and employees until the service requirement has been fulfilled. The market value of Company’s common stock on July 17, 2009 was $0.0021 per share, or a total of $50,400, and is being recognized as compensation expense over the period the common shares vest and is included in salaries expense in the accompanying consolidated financial statements.

IDEAL FINANCIAL SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO CONSLIDATED FINANCIAL STATEMENTS
(Information with Respect to March 31, 2010 and for the Three Months Ended March 31, 2010 and 2009 is Unaudited)

On February 28, 2010, the Company awarded to an officer a total of 10,000,000 shares of unvested common stock. The common stock awarded vests over a one-year period if the officer is employed on February 28, 2011. The Company has not and will not deliver the related stock certificates to the officers and employees until the service requirement has been fulfilled. The market value of Company’s common stock on February 28, 2010 was $0.0034 per share, or a total of $34,000, and is being recognized as compensation expense over the period the common shares vest.

Compensation expense charged against operations for these stock-based awards during the three months ended March 31, 2010 was $15,433 and $25,200 for the year ended December 31, 2009. This compensation expense is included in salary expense in the accompanying consolidated financial statements. As of March 31, 2010 and December 31, 2009, unrecognized stock-based compensation was $31,167 and $25,200 and will be recognized over the remaining vesting term of 6 months and 11 months, respectively. The fair value of the unvested common stock at March 31, 2010 was $43,767.

Warrants – In 2005 and 2006, the Company issued warrants to purchase 480,040,000 shares of common stock at exercise prices from $0.0001 to $0.0075 per share. These warrants were issued to investors with no expiration date and vested at the dates issued. There was no activity in the warrants during the years ended December 31, 2009 and 2008. Warrants outstanding at March 31, 2010 and December 31, 2009 consisted of the following:

Exercise
Warrants	Price
200,000,000	$0.0001
14,600,000	$0.0008
41,336,000	$0.0013
208,424,000	$0.0031
11,680,000	$0.0063
4,000,000	$0.0075
480,040,000

IDEAL FINANCIAL SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO CONSLIDATED FINANCIAL STATEMENTS
(Information with Respect to March 31, 2010 and for the Three Months Ended March 31, 2010 and 2009 is Unaudited)

NOTE 6 – DEFERRED INCOME TAXES

The tax effects of temporary differences and carry forwards which give rise to the net deferred income tax asset as of March 31, 2010 and December 31, 2009 and 2008 were as follows:

	March 31,	December 31,
	2010	2009	2008
	(Unaudited)	(As Restated - Note 1)
Deferred tax assets
Operating loss carry forwards	$228,341	$171,992	$404,587
Accrued salaries	283,809	292,161	406,120
Share-based compensation	143,589	143,589	143,589
Accrued vacation	3,784	4,530	-
Miscellaneous	268,861	152,664	63,994
Less: Valuation allowance	(915,247)	(750,978)	(1,012,112)
Total deferred tax assets	13,137	13,958	6,178
Deferred tax liability
Depreciation and amortization	(13,137)	(13,958)	(6,178)
Net Deferred Income Tax Asset	$-	$-	$-

A reconciliation of the amount of tax computed using statutory federal income tax rate to the provision for income taxes is as follows:

	For the Three Months		For the Years Ended
	Ended March 31,		December 31,
	2010	2009	2009	2008
	(Unaudited)		(As Restated - Note 1)
Tax expense (benefit) at statutory rate (34%)	$(151,858)	$146,648	$231,513	$(172,022)
State tax expense (benefit), net of federal benefit	(14,738)	14,263	22,517	(16,987)
Non-deductible expenses	2,327	1,776	7,104	1,101
Benefit of operating loss carry forwards	-	(144,462)	(232,595)	-
Change in valuation allowance	164,269	(18,225)	(28,539)	187,908
Provision for Income Taxes	$-	$-	$-	$-

At December 31, 2009, the Company has operating loss carry forwards of approximately $636,000 that will begin to expire in 2024 if not used by that date.

IDEAL FINANCIAL SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO CONSLIDATED FINANCIAL STATEMENTS
(Information with Respect to March 31, 2010 and for the Three Months Ended March 31, 2010 and 2009 is Unaudited)

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Employment agreement – In July 2003, the Company entered into employment agreements with its chief executive officer, and its executive vice president. In 2010, the Company entered into employment agreements with its chief operating officer and its chief financial officer. The employment agreements have no defined termination date and provide for an annual base compensation with annual reviews and adjustments. Employee agreements exist for other key management positions with varying annual base compensation and a twelve-month duration with an option to extend in perpetuity.

Merchant Claim – During 2009, the Company was notified of a claim from a merchant for alleged credit card fines and penalties incurred in excess of the reserves held by the merchant in the amount of $115,320. The Company has requested substantiation of the fines and penalties; however, the claimant has been unable to substantiate the claim.  The Company is negotiating with the claimant, is currently unable to estimate the outcome or the potential loss that may be incurred, if any, and believes that any loss that may be incurred as a result of this claim has been adequately provided for in the accompanying consolidated financial statements, however, the outcome is uncertain.

IDEAL FINANCIAL SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO CONSLIDATED FINANCIAL STATEMENTS
(Information with Respect to March 31, 2010 and for the Three Months Ended March 31, 2010 and 2009 is Unaudited)

Exhibit Index

Exhibit No.	Exhibit	Incorporated by Reference/Filed Herewith
3.1	Articles of Incorporation	Incorporated by reference to Registration Statement on Form 10 filed with the SEC on June 21, 2010, File No. 000-53922.
3.2	By-laws	Incorporated by reference to Registration Statement on Form 10 filed with the SEC on June 21, 2010, File No. 000-53922.
4.1	Form of Common Stock Certificate	Incorporated by reference to Registration Statement on Form 10 filed with the SEC on June 21, 2010, File No. 000-53922.
10.1	2010 Stock Incentive Plan**	Incorporated by reference to Registration Statement on Form 10 filed with the SEC on June 21, 2010, File No. 000-53922.
10.2	E-Finance Services Agreement with Metavante Corporation, dated November 23, 2004*	Incorporated by reference to Registration Statement on Form 10 filed with the SEC on June 21, 2010, File No. 000-53922.
10.3	Employment Agreement with Steven L. Sunyich, dated June 28, 2004**	Incorporated by reference to Registration Statement on Form 10 filed with the SEC on June 21, 2010, File No. 000-53922.
10.4	Employment Agreement with Christopher Sunyich, dated April 1, 2009**	Incorporated by reference to Registration Statement on Form 10 filed with the SEC on June 21, 2010, File No. 000-53922.
10.5	Lease Agreement dated March 21, 2010 with South Winds Commercial Center, LC	Incorporated by reference to Registration Statement on Form 10 filed with the SEC on June 21, 2010, File No. 000-53922.
10.6	Consulting Agreement with 3D Financial, Inc. dated October 1, 2008**	Incorporated by reference to Registration Statement on Form 10 filed with the SEC on June 21, 2010, File No. 000-53922.
10.7	Promissory Note dated October of 2009 made by Robert Dahl in favor of the Company	Filed herewith

10.8	Description of Oral Agreement with Paul Currie	Filed herewith

21	List of Subsidiaries	Incorporated by reference to Registration Statement on Form 10 filed with the SEC on June 21, 2010, File No. 000-53922.

* Portions of this Exhibit have been omitted pursuant to Rule 24b-2, are filed separately with the SEC and are subject to a confidential treatment request.
** Indicates management contract or compensatory plan or arrangement.